Exhibit 99.1

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2013

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited condensed interim consolidated financial statements of Goldcorp Inc. (“Goldcorp” or “the Company”) for the three and six months ended June 30, 2013 and related notes thereto which have been prepared in accordance with International Financial Reporting Standards (“GAAP” or “IFRS”) as issued by the International Accounting Standards Board (“IASB”). This MD&A contains “forward-looking statements” that are subject to risk factors set out in a cautionary note contained herein. All figures are in United States (“US”) dollars unless otherwise noted. References to C$ are to Canadian dollars. This MD&A has been prepared as of July 24, 2013.

SECOND QUARTER HIGHLIGHTS

Key consolidated financial information:

•

Net loss attributable to shareholders of Goldcorp of $(1,934) million ($(2.38) per share), compared with net earnings attributable to shareholders of Goldcorp of $268 million ($0.33 per share) in 2012.

•	Operating cash flows of $80 million, compared with $510 million in 2012.

•	Dividends paid of $121 million, compared to $110 million in 2012.

•	$3.4 billion of liquidity. (1)

•	At June 30, 2013, the Company recognized an impairment charge of $1,958 million, net of tax, principally in respect of the Company’s exploration potential at its Peñasquito mine.

Key performance measures: (2)

•	Goldcorp’s share of gold production increased to 646,000 ounces compared with 578,600 ounces in 2012 with the commencement of commercial production at Pueblo Viejo in 2013.

•

Total cash costs of $646 per gold ounce, net of by-product silver, copper, lead and zinc credits, compared with $370 per gold ounce in 2012. On a co-product basis, cash costs of $713 per gold ounce, compared with $619 per gold ounce in 2012. (3)

•	All-in sustaining costs of $1,279 per ounce compared with $1,052 in 2012. (4)

•	Adjusted net earnings of $117 million ($0.14 per share), compared with $332 million ($0.41 per share) in 2012. (5)

•	Goldcorp’s share of adjusted operating cash flows was $388 million ($0.48 per share), compared to $520 million ($0.64 per share) in 2012. (6)

•	Goldcorp’s share of free cash flows of $(565) million, compared to $(73) million in 2012. (7)

(1)	At June 30, 2013, the Company held $899 million of cash and cash equivalents, $491 million of money market investments and held an undrawn $2 billion revolving credit facility.

(2)

The Company has included non-GAAP performance measures on an attributable (or Goldcorp’s share) basis throughout this document. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow; however, these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

(3)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp‘s share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices, as compared to realized sales prices. The Company uses budget prices to eliminate price volatility and improve co-product cash cost reporting comparability between periods. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,600	$1,600	$1,250
Silver	34	34	20
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90

Using actual realized sales prices, co-product total cash costs would be $716 per gold ounce for the three months ended June 30, 2013 (June 30, 2012 – $630). Refer to page 41 for a reconciliation of total cash costs to reported production costs.

(4)

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces sold basis. Effective June 30, 2013, the Company has conformed its all-in sustaining definition to the measure as set out in the guidance note released by the World Gold Council on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly. Refer to page 42 for a reconciliation of all-in sustaining costs.

(5)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(6)

Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which comprise Goldcorp’s share of operating cash flows before working capital changes and which the Company believes provides additional information about the Company’s ability to generate cash flows from its mining operations. Refer to page 44 for a reconciliation of adjusted operating cash flows before working capital changes to reported net cash provided by operating activities.

(7)

Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use to evaluate the Company’s ability to generate cashflows. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting from net cash provided by operating activities, Goldcorp’s share of expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid, and adding Goldcorp’s share of net cash provided by operating activities from Alumbrera and Pueblo Viejo. Refer to page 44 for a reconciliation of free cash flows to reported net cash provided by operating activities.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

OVERVIEW

Goldcorp is a leading gold producer engaged in the operation, exploration, development and acquisition of precious metal properties in Canada, the United States, Mexico and Central and South America. The Company’s current sources of operating cash flows are primarily from the sale of gold, silver, copper, lead and zinc.

Goldcorp is one of the world’s fastest growing senior gold producers. Goldcorp’s strategy is to provide its shareholders with superior returns from high quality assets. Goldcorp has a strong balance sheet. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

Goldcorp is listed on the New York Stock Exchange (symbol: GG) and the Toronto Stock Exchange (symbol: G).

At June 30, 2013, the Company’s principal producing mining properties were comprised of the Red Lake, Porcupine and Musselwhite gold mines in Canada; the Peñasquito gold/silver/lead/zinc mine and the Los Filos and El Sauzal gold mines in Mexico; the Marlin gold/silver mine in Guatemala; the Alumbrera gold/copper mine (37.5% interest) in Argentina; the Marigold (66.7% interest) and Wharf gold mines in the United States; and the Pueblo Viejo gold/silver/copper mine in the Dominican Republic (40% interest).

The Company’s significant development projects at June 30, 2013 were comprised of the Cerro Negro gold project in Argentina; the Éléonore and Cochenour gold projects in Canada; the El Morro gold/copper project (70% interest) in Chile; the Camino Rojo gold/silver project in Mexico; and the Cerro Blanco gold/silver project in Guatemala. The Company also owns a 27.0% equity interest in Primero Mining Corp. (“Primero”), a publicly traded company engaged in the production of precious metals with operations (primarily the San Dimas gold/silver mine) in Mexico, and a 39.8% equity interest in Tahoe Resources Inc. (“Tahoe”), a publicly traded company focused on the exploration and development of resource properties, with a principal objective to develop the Escobal silver project in Guatemala.

During June 2013, the announcement of a potential reduction in quantitative easing by the US Open Market Committee led to sharp increases in long-term US interest rates and the US dollar index trading at three-year highs. This, along with other macroeconomic indicators in the United States, suggested the US economy, and accordingly the strength of the US dollar, would improve. In response, gold prices declined sharply during June, closing below $1,200 at the end of the second quarter. Other commodity prices were similarly affected and commodity-linked currencies, including the Canadian Dollar and Mexican Peso, weakened.

The Company realized an average gold price of $1,358 per ounce during the second quarter of 2013, a 16% decrease, compared to $1,622 per ounce in the first quarter of 2013. Average realized prices were 5% below London Metal Exchange averages for the quarter due to the negative impact of provisional pricing and higher gold sales occurring late in the quarter as prices declined. Gold production increased 5% from the prior quarter to 646,000 ounces, primarily as a result of higher sulphide mill throughput and oxide production, higher ore grades and increased metallurgical recoveries at Peñasquito, and the continued ramp-up of operations at Pueblo Viejo. These improvements in production compared to the prior quarter were offset by a 16% decrease at Red Lake due to lower grades as a favourable mining sequence in the first quarter of 2013 provided better grades and higher tonnage in the High Grade Zone in the prior quarter. At June 30, 2013, Red Lake and Pueblo Viejo held finished goods inventory due to the timing of gold pours at the end of the quarter. Production costs increased 8% due to higher labour and consumables costs, symptomatic of the continued cost pressures seen across the mining industry.

Studies were completed and have defined an additional water source for Peñasquito referred to as the “Northern Well Field” within Peñasquito’s current permitted Cedros basin. During the first half of 2013, water availability was stabilized with the addition of new wells within the existing well field and new dewatering wells around the mining areas. The addition of the Northern Well Field will provide the flexibility to resume ramp-up to the design throughput of 130,000 tonnes per day. The capital cost is estimated to be approximately $150 million. The Company is currently evaluating route alternatives to access the well field.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

To address water requirements over the longer term, ongoing studies will continue to assess the potential to source waste water from nearby towns and municipalities to help meet water requirements for the Camino Rojo project and potential production from the newly-discovered skarn mineralization beneath the Peñasquito pits. Several options to enhance tailings efficiency are also being assessed, with thickened tailings being a common component to the options evaluated. A feasibility study is now underway that will analyze the potential of thickened tailings to reduce overall fresh water requirements at Peñasquito. The study is expected to be completed in mid-2014.

At Cerro Negro, advancements continued across key areas of the project throughout the second quarter of 2013 including plant construction, infrastructure, mine development and exploration. The permit for the construction of the transmission line from site to the national grid was obtained in March 2013, six months later than previously expected. This delay has shifted the construction period for the transmission line into the Patagonian winter and has the potential to delay commissioning and initial production until the first quarter of 2014.

On June 13, 2013, the Province of Santa Cruz passed amendments to the Provincial Tax Code and Provincial Tax Law, which imposes a new tax on mining real estate property in the Province. The tax will amount to 1% of the value of the economically viable reserves of mining projects as indicated in feasibility studies filed with the Province or as published in a corporation’s annual financial statements. The new law came into force on July 5, 2013. There are a number of uncertainties surrounding the scope, calculation and enforcement of the tax and the mining industry is waiting for publication of regulations detailing these matters. It is expected that the tax will be payable annually by the Company’s Cerro Negro project, which is currently under construction. The Company, as well as potentially other mining companies operating in the Province of Santa Cruz, plans to challenge the constitutionality and legality of the new tax law.

In May 2013, Pueblo Viejo Dominicana Corporation (“PVDC”) reached an agreement in principle with the Government of the Dominican Republic (the “Government”) concerning amendments to the Pueblo Viejo Special Lease Agreement (“SLA”). The agreement in principle addresses the fiscal objectives of the country in a way that will provide stability for both parties moving forward. If the proposed amendments are implemented and entered into force, revenues to the Government will be increased and brought forward via a number of proposed changes.

Based on the proposed amendments, it is anticipated there will be an approximate 50/50 split of the expected cash flows from the mine between PVDC and the Government over the years 2013-2016. This would result in tax revenues to the Government of approximately $2.2 billion over this period at a gold price of $1,600 per ounce. The economic benefit of these changes over the life of the mine to the Government is approximately $1.5 billion (net present value at 5% discount rate and $1,600 gold price assumption).

The proposed amendments are subject to negotiation of a Definitive Agreement, which will require the approval of the Boards of Directors of Barrick Gold Corporation and Goldcorp and the project lenders. The Definitive Agreement will also be subject to approval by the Congress of the Dominican Republic. The SLA will continue according to its present terms unless and until the Definitive Agreement is fully executed and approved. The Government has reaffirmed its support for this world class mine. Based on the Company’s current assessment of the economic impact of these assessments, the carrying value of the project is recoverable.

Metals Price Environment

The sharp decline in commodity prices seen towards the latter part of the second quarter of 2013, and the decline in the Company’s share price resulted in the Company’s market capitalization falling below its net asset value, acted as indicators of potential impairment. The Company performs impairment testing annually and when impairment indicators are present on all mining properties. Impairment testing is performed using life of mine after-tax cash flow projections, which incorporate management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures, inflation and long-term foreign exchange rates.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

If metal prices were to remain at spot prices for an extended period of time, the Company would need to re-evaluate the pricing assumptions used for impairment testing. For the 2012 year end (“YE”) annual and second quarter 2013 assessments, the metal prices assumptions were as follows:

	YE 2012	Q2 2013	YE 2012 and Q2 2013
Metal price assumptions	2014 to 2018	2014 to 2018	Long-term
Gold (per ounce)	$1,500	$1,400	$1,350
Silver (per ounce)	$27	$23	$24
Copper (per pound)	$3.50	$3.35	$3.00
Zinc (per pound)	$0.95	$0.83	$0.85
Lead (per pound)	$0.95	$0.92	$0.80

For the three and six months ended June 30, 2013, the Company recorded impairment charges of $1,958 million, net of tax, primarily related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the Life of Mine (“LOM”) plan and the pending Mexican mining duty.

As at June 30, 2013, the carrying amounts, including goodwill and net of tax, for the Red Lake, Cerro Negro, Éléonore, and Alumbrera cash generating units (“CGU”) were approximately $3.3 billion, $4.2 billion, $1.7 billion and $0.5 billion, respectively.

The table below indicates the long-term gold price assumptions required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Cerro Negro, Éléonore, and Alumbrera CGUs.

Long-term price – $ per ounce where recoverable amount to equal carrying value
As at June 30, 2013
	Red Lake	Cerro Negro	Éléonore	Alumbrera
Long-term gold price	$ 1,044	$ 1,112	$ 980	$ 670 (1)

However, the Company believes that adverse changes in metal price assumptions would impact certain other inputs for the LOM plans, which may offset, to a certain extent, the impact of the adverse changes.

The following change in production cost assumptions required in order for the estimated recoverable amounts to equal the carrying amounts for each of the Red Lake, Cerro Negro, Éléonore, and Alumbrera CGUs is noted below:

	% increase required for recoverable amount to equal carrying value
	As at June 30, 2013
	Red Lake	Cerro Negro	Éléonore	Alumbrera
Production cost	52.7%	25.6%	73.4%	6.5%

Additionally, Argentina’s current inflationary and foreign exchange environment continues to be evaluated. A key assumption in Cerro Negro’s current LOM after-tax cash flow projections is that total operating costs increased by inflation would be offset by a devaluation of the Argentine peso following production start-up. Should this assumption regarding the future macroeconomic situation in Argentina change, and sustained inflation continues, without a commensurate change in the foreign exchange rate, the estimated recoverable amount of Cerro Negro could be adversely impacted.

(1)

Due to the limited remaining mine life at Alumbrera, its recoverable amount is not significantly impacted by a change in long-term gold prices. Alumbrera would require short-term prices to be $1,240 for its estimated recoverable value to equal its carrying value.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

OUTLOOK UPDATE

In light of the decrease in metals prices, the Company is reviewing its short-term operating plans with a focus on improving operating cash flow through optimal mine planning in a lower cost price environment, cost containment, and maximizing returns on capital employed. Reductions and deferrals at mines and projects have been implemented effective as of July 16, 2013 that are expected to reduce total 2013 capital expenditures to $2.6 billion compared to previously-issued guidance of $2.8 billion. Production and cost guidance for 2013 are not expected to be affected by the changes and remain at 2.55 to 2.8 million ounces of gold at all-in sustaining cash costs of $1,000 to $1,100 per ounce. The Company will continue to assess the potential impact of capital spending changes on its five-year production profile and provide updated guidance as appropriate.

The Company has identified opportunities to defer 2013 and 2014 capital expenditures at its three growth projects currently under construction, Cerro Negro, Éléonore and Cochenour. These reductions involve non-critical path items and are not expected to have material impacts to the project schedules or the timing of initial gold production and ramp-up to commercial production. Additional reductions have also been identified at early-stage development projects including Camino Rojo, El Morro and Cerro Blanco. Reductions in sustaining capital at its operating mines have also been identified. These measures are expected to reduce 2013 capital expenditures by approximately $200 million to $2.6 billion. Production and cost guidance for 2013 are not affected by the changes and remain at 2.55 to 2.80 million ounces of gold. Despite lower by-product metals prices, the Company continues to expect full-year all-in sustaining cash costs of between $1,000 and $1,100 per ounce.

In addition, reductions in general administrative and exploration expenses have also been implemented. The Company has targeted a 10% reduction in general administrative expense for 2013, resulting in new G&A guidance of $164 million for 2013 compared to previous guidance of $180 million. A targeted $25 million reduction in exploration expenditures has resulted in new forecast 2013 guidance of $200 million compared to previous guidance of $225 million.

CORPORATE DEVELOPMENTS

During the three and six months ended June 30, 2013:

On March 20, 2013, the Company issued $1.5 billion of senior unsecured notes (the “Company’s Notes”), consisting of $0.5 billion aggregate principal amount of 2.125% notes due March 15, 2018 (the “5-year Notes”) and $1.0 billion aggregate principal amount of 3.70% notes due March 15, 2023 (the “10-year Notes”). The Company received total proceeds of $1.48 billion, net of transaction costs. The Company intends to use these proceeds for capital expenditures, capital investments or working capital.

On May 7, 2013, the Company announced the appointment of Russell Ball as Executive Vice President, Capital Management. In his new role, Mr. Ball will lead the focus on financial discipline within Goldcorp’s project team as the Company continues to advance construction at Cerro Negro in Argentina, Éléonore in Quebec and Cochenour near Red Lake in Ontario. His group will also lead development at the Company’s next generation of gold growth projects and work with Goldcorp’s operations teams on project management at existing mines.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

SUMMARIZED FINANCIAL RESULTS (2)

	Three Months Ended
	June 30		March 31		December 31		September 30
Consolidated financial information	2013	2012	2013	2012	2012	2011	2012	2011

Revenues (1)(2)	$889	$1,081	$1,015	$1,211	$1,246	$1,515	$1,282	$1,308

(Loss) earnings from operations and associates (2)	$(2,437)	$401	$320	$504	$491	$545	$697	$610

Net (loss) earnings	$(1,934)	$268	$309	$479	$504	$405	$498	$336

Net (loss) earnings attributable to shareholders of Goldcorp	$(1,934)	$268	$309	$479	$504	$405	$498	$336

Net (loss) earnings per share

– Basic	$(2.38)	$0.33	$0.38	$0.59	$0.62	$0.50	$0.61	$0.42

– Diluted	$(2.38)	$0.26	$0.33	$0.51	$0.47	$0.39	$0.61	$0.41

Cash flows from operating activities (1)(2)	$80	$510	$294	$339	$677	$727	$432	$723

Dividends paid	$121	$110	$122	$109	$110	$91	$109	$82

Cash and cash equivalents (2)	$899	$1,158	$1,463	$1,370	$757	$1,502	$836	$1,476

	Three Months Ended
	June 30		March 31		December 31		September 30
Key performance measures (3)	2013	2012	2013	2012	2012	2011	2012	2011

Gold produced (ounces)	646,000	578,600	614,600	524,700	700,400	687,900	592,500	592,100

Gold sold (ounces) (1)	624,300	532,000	595,100	545,700	645,100	685,000	617,800	571,500

Silver produced (ounces)	7,180,000	8,184,100	5,633,400	6,618,500	7,185,600	8,688,200	8,509,300	6,494,300

Copper produced (thousands of pounds)	21,600	31,500	18,800	24,100	25,400	18,500	31,200	28,600

Lead produced (thousands of pounds)	35,400	45,900	29,100	39,200	29,200	46,100	39,400	33,600

Zinc produced (thousands of pounds)	70,100	95,000	52,000	63,800	67,000	97,900	98,400	66,400

Average realized gold price (per ounce)	$1,358	$1,596	$1,622	$1,707	$1,692	$1,663	$1,685	$1,719

Average London spot gold price (per ounce)	$1,414	$1,609	$1,631	$1,691	$1,722	$1,688	$1,652	$1,702

Total cash costs - by-product (per gold ounce) (4)	$646	$370	$565	$251	$360	$261	$220	$258

Total cash costs - co-product (per gold ounce) (5)	$713	$619	$710	$648	$621	$529	$660	$551

All-in sustaining costs	$1,279	$1,052	$1,144	$818	$914	$775	$801	$715

Adjusted net earnings	$117	$332	$253	$404	$465	$531	$441	$450

Adjusted operating cash flow	$388	$520	$400	$480	$721	$831	$687	$681

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

(1)	Excludes pre-commissioning sales ounces from Pueblo Viejo, prior to January 1, 2013, as costs incurred, net of proceeds from sales, were credited against capitalized project costs.

(2)

Effective as of January 1, 2013, the Company’s 37.5% interest in Alumbrera is now required to be accounted for as an investment in associate and consolidated using the equity method. The Company has restated the 2012 comparative periods to remove Alumbrera’s revenues, cash from operating activities, and cash and cash equivalents, and to include the effect of Alumbrera on earnings from operations and associates; however, the 2011 quarterly results have not been restated.

(3)

The Company has included the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo in the undernoted non-GAAP performance measures. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(4)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton Corporation (“Silver Wheaton”)).

(5)

Total cash costs per gold ounce on a co-product basis is calculated by allocating Goldcorp’s share of production costs to each co-product (Alumbrera (copper); Marlin (silver); Pueblo Viejo (silver); Peñasquito (silver, lead and zinc)) based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2).

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

REVIEW OF CONSOLIDATED FINANCIAL INFORMATION

Three months ended June 30, 2013 compared to the three months ended June 30, 2012

Net loss attributable to shareholders of Goldcorp for the second quarter of 2013 was $(1,934) million, or $(2.38) per share, compared to net earnings attributable to shareholders of Goldcorp of $268 million, or $0.33 per share, in the second quarter of 2012. Compared to the second quarter of 2012, net loss attributable to shareholders of Goldcorp for the three months ended June 30, 2013 was impacted significantly by the following factors:

•

Revenues decreased by $192 million, or 18%, primarily due to a $117 million decrease in gold revenues, a $57 million decrease in silver revenues and a $20 million decrease in lead and zinc revenues, net of refining charges. The decrease in precious metal revenues resulted from significant declines in gold and silver realized prices;

•	Production costs increased by $99 million, or 22%, resulting from higher employee, consumables and power costs, and unfavourable foreign exchange movements;

•	Depreciation and depletion increased by $21 million, or 15%, primarily due to higher sales volumes and additional assets put into service;

•	Exploration costs decreased by $4 million due to timing of expenditures at the Company’s Canadian operations;

•

The Company’s share of net earnings of associates of $17 million was primarily comprised of $22 million of net earnings from Pueblo Viejo and $2 million of net earnings from the Company’s equity investments in Primero and Tahoe, partially offset by a $7 million net loss from Alumbrera. The Company’s share of net losses of associates in the second quarter of 2012 was comprised of a $22 million net loss from Tahoe, partially offset by net earnings from Primero of $3 million;

•

An impairment of mining interests and goodwill of $2,558 million as at June 30, 2013. An impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) was recognized against the carrying value of the Peñasquito mine and the Cerro Blanco project, respectively;

•

Corporate administration, excluding share-based compensation expense, was $41 million, an increase of $6 million primarily due to increased company growth. Share-based compensation expense of $22 million was comparable with the second quarter of 2012;

•	A $48 million decrease in loss on securities, representing an impairment expense recognized in respect of certain of the Company’s available-for-sale equity and marketable securities;

•

A $22 million net gain on derivatives in the second quarter of 2013 comprised of a $19 million net gain on the Company’s contract to sell 1.5 million ounces of silver to Silver Wheaton at a fixed price over each of the four years ending August 5, 2014 (the “Silver Wheaton silver contract”); a $13 million unrealized gain on the conversion feature of the Company’s convertible notes (the “Convertible Notes”); partially offset by an $8 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts which are marked-to-market at each period end with changes in fair value recorded in net earnings. In the second quarter of 2012, a $67 million net gain on derivatives was comprised of a $48 million unrealized gain on the conversion feature of the Convertible Notes; a $16 million net gain on the Silver Wheaton silver contract; and a $3 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts;

•	A $9 million increase in finance costs primarily arising from interest expense on the Company’s Notes which were issued in March 2013;

•

Other income of $5 million was primarily comprised of interest income arising on the Company’s cash and cash equivalents, money market investments and loans held with certain of the Company’s associates, partially offset by foreign exchange

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

losses arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos and cash and cash equivalents denominated in Canadian dollars. Other expense of $7 million in the second quarter of 2012 was primarily comprised of an $8 million impairment expense recognized in respect of the Primero 1-year convertible note and a foreign exchange loss of $8 million, partially offset by a $5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties and $3 million of interest income earned on the Company’s cash and cash equivalents, and the 1-year $60 million convertible note and $50 million note receivable from Primero (the “Primero Notes”);

•	Income tax recovery for the three months ended June 30, 2013 totaled $503 million (three months ended June 30, 2012 – income tax expense of $127 million) and comprised:

•

A $74 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $53 million loss in the second quarter of 2012. The foreign exchange related deferred income tax impacts in both periods result from the weakening Canadian dollar, Mexican peso, and Argentine peso;

•	A deferred income tax recovery of $600 million arising on the impairment of mining interest recognized at June 30, 2013;

•

After adjusting taxes for the above noted items and excluding the impact of share-based compensation expense and impairment expense from earnings before taxes, the income tax expense for the three months ended June 30, 2013 was approximately 16% of earnings before taxes (three months ended June 30, 2012 – 18%). The 2013 second quarter income included equity income from Pueblo Viejo that is not subject to further income tax in Canada reducing the effective income tax rate. The 2012 second quarter income tax expense was favourably impacted by the settlement of certain past tax positions and significantly higher non-taxable mark-to-market gains relating to the conversion option of the Company’s Convertible Notes, partially offset by impairment expense in respect of the Company’s investment in Primero and certain equity securities which were not tax effected.

Adjusted net earnings amounted to $117 million, or $0.14 per share (1), for the three months ended June 30, 2013, compared to $332 million, or $0.41 per share, for the second quarter of 2012. Compared to the second quarter of 2012, adjusted net earnings decreased due to lower revenues primarily resulting from lower realized prices and higher production costs due to higher employee, consumables and power costs.

Total cash costs (by-product) increased to $646 per gold ounce (2), in the second quarter of 2013, as compared to $370 per gold ounce in the second quarter of 2012. The increase in cash costs per ounce was primarily due to higher production costs and lower by-product sales credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 41 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  10

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Three months ended June 30, 2013 compared to the three months ended March 31, 2013

The net loss attributable to shareholders of Goldcorp for the second quarter of 2013 was $(1,934) million, or $(2.38) per share, compared to net earnings attributable to shareholders of Goldcorp of $309 million, or $0.38 per share, for the first quarter of 2013. Compared to the prior quarter, the net loss attributable to shareholders of Goldcorp for the three months ended June 30, 2013 was impacted significantly by the following factors:

•

Revenues decreased by $126 million, or 12%, due to a $107 million decrease in gold revenues and a $27 million decrease in silver revenues, partially offset by a $9 million increase in lead and zinc revenues, net of refining charges. The decrease in revenues was driven by the significant decline in gold and silver prices during the second quarter of 2013;

•	Production costs increased by $42 million, or 8%, primarily due to higher employee, contractor and power costs, and unfavourable foreign exchange movements;

•	Depreciation and depletion increased by $15 million, or 10%, due to higher sales volumes;

•	Exploration costs were comparable to the prior quarter as activities continued to focus at the Company’s Canadian sites, Peñasquito and Marlin;

•

The Company’s share of net earnings of associates for the second quarter of 2013 of $17 million was comprised of $22 million of net earnings from Pueblo Viejo and $2 million of net earnings from the Company’s equity investments in Primero and Tahoe, partially offset by a $7 million net loss from Alumbrera. In the prior quarter, the Company’s share of net earnings of associates of $37 million was primarily comprised of $33 million and $9 million of net earnings from Pueblo Viejo and Alumbrera, respectively, partially offset by a net loss of $5 million from the Company’s equity investments in Tahoe and Primero;

•

An impairment of mining interests and goodwill of $2,558 million as at June 30, 2013. An impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) was recognized against the carrying value of the Peñasquito mine and the Cerro Blanco project, respectively;

•

Corporate administration was $41 million, excluding share-based compensation expense, and was comparable to the prior quarter. Share-based compensation expense was $22 million, an increase of $4 million due to additional share option grants in the second quarter of 2013, partially offset by a decrease in the fair value of the Company’s Performance Share Units (“PSUs”);

•	A $6 million increase in loss on securities representing an impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities;

•

A $22 million net gain on derivatives in the second quarter of 2013 comprised of a $19 million net gain on the Silver Wheaton silver contract; a $13 million unrealized gain on the conversion feature of the Company’s Convertible Notes; partially offset by an $8 million net loss on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $49 million net gain on derivatives in the first quarter of 2013 comprised of a $33 million unrealized gain on the conversion feature of the Company’s Convertible Notes; a $14 million gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; and a $2 million net gain on the Silver Wheaton silver contract;

•	Finance costs increased by $8 million primarily due to interest expense arising on the Company’s Notes which were issued in March 2013;

GOLDCORP  |  11

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

•

Other income of $5 million was primarily comprised of interest income arising on the Company’s cash and cash equivalents, money market investments and loans held with certain of the Company’s associates, partially offset by foreign exchange losses arising mainly on value added tax receivables denominated in Mexican and Argentinian pesos and cash and cash equivalents denominated in Canadian dollars. Other income of $3 million in the first quarter of 2013 was primarily comprised of foreign exchange gains of $2 million arising from value added tax receivables denominated in Mexican pesos and $1 million of interest income;

•	Income tax recovery for the three months ended June 30, 2013 totaled $503 million (three months ended March 31, 2013 – income tax expense of $50 million) and comprised:

•

A $74 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006 and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $17 million foreign exchange gain in the first quarter of 2013. The foreign exchange related deferred income tax impacts in both periods resulted from the weakening Canadian dollar, Argentine peso, and Mexican peso (strengthening Mexican peso in the first quarter of 2013);

•	A deferred income tax recovery of $600 million arising on the impairment of mining interest recognized at June 30, 2013;

•

After adjusting taxes for the above noted items and excluding the impact of share-based compensation expense and impairment expense from earnings before taxes, the income tax expense for the three months ended June 30, 2013 was approximately 16% of earnings before taxes (three months ended March 31, 2013 – 18%). Both quarters were impacted by non-tax effected impairments of certain equity securities which were more than offset by non-taxable mark-to-market gains related to the conversion option of the Company’s Convertible Notes and the Silver Wheaton silver contract. Overall, the net effect of these items along with certain non-deductible costs, such as accretion on the Convertible Notes, and relatively lower earnings before tax in the second quarter, resulted in a higher effective tax rate in the second quarter of 2013.

Adjusted net earnings amounted to $117 million, or $0.14 per share (1), for the three months ended June 30, 2013, compared to $253 million, or $0.31 per share (1), for the first quarter of 2013. Compared to the prior quarter, adjusted net earnings were significantly impacted by lower revenues primarily as a result of lower realized prices and higher production costs due to higher employee, contractor and power costs.

Total cash costs (by-product) increased to $646 per gold ounce (2), in the second quarter of 2013, as compared to $565 per gold ounce in the prior quarter. The increase in cash costs per ounce was primarily due to higher production costs.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 41 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  12

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30, 2013 compared to the six months ended June 30, 2012

The net loss attributable to shareholders of Goldcorp for the six months ended June 30, 2013 was $(1,625) million, or $(2.01) per share, compared to net earnings attributable to shareholders of Goldcorp of $747 million or $0.92 per share for the six months ended June 30, 2012. Compared to the six months ended June 30, 2012, the net loss attributable to shareholders of Goldcorp for the six months ended June 30, 2013 was impacted significantly by the following factors:

•

Revenues decreased by $388 million, or 17%, primarily due to a $181 million decrease in gold revenues, a $151 million decrease in silver revenues, and a $61 million decrease in lead and zinc revenues, net of refining charges. The decrease in revenues resulted from the decline in commodity prices during the second quarter of 2013;

•	Production costs increased by $113 million, or 12%, primarily due to higher employee, labour and consumables costs;

•	Depreciation and depletion increased by $30 million, or 11%, due to higher sales volumes;

•	Exploration and evaluation costs decreased by $10 million due to timing of the Company’s drilling programs;

•

An impairment of mining interests and goodwill of $2,558 million as at June 30, 2013. An impairment expense of $2,427 million and $131 million ($1,827 million and $131 million, net of tax) was recognized against the carrying value of the Peñasquito mine and the Cerro Blanco project, respectively;

•

Corporate administration was $83 million, excluding share-based compensation expense, an increase of $4 million compared to the second quarter of 2012, due to increased corporate activity. Share-based compensation expense decreased by $10 million primarily resulting from a decrease in the fair value of the Company’s PSUs;

•

The Company’s share of net earnings of associates of $54 million for the six months ended June 30, 2013 was primarily comprised of net earnings of $55 million and $2 million from Pueblo Viejo and Alumbrera, respectively, partially offset by $3 million of net losses from the Company’s equity investments in Primero and Tahoe. The Company’s share of net losses of $3 million in the comparative period was primarily comprised of a net loss of $39 million arising on the Company’s investments in Primero and Tahoe, which included a $23 million impairment expense recognized in respect of the Company’s equity interest in Primero, partially offset by $35 million net earnings at Alumbrera;

•	A $50 million decrease in loss on securities primarily representing an impairment expense recognized on certain of the Company’s available-for-sale equity and marketable securities;

•

A $71 million gain on derivatives for the six months ended June 30, 2013 comprised of a $46 million unrealized gain on the conversion feature of the Company’s Convertible Notes; a $19 million net gain on the Silver Wheaton silver contract and a $6 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts. A $122 million gain on derivatives for the six months ended June 30, 2012 comprised of a $100 million unrealized gain on the conversion feature of the Company’s Convertible Notes; a $23 million net gain on foreign currency, heating oil, copper, lead, zinc and silver contracts; partially offset by a $1 million unrealized loss on investments in warrants;

•

Finance costs increased by $13 million primarily due to $14 million of interest expense arising on the Company’s Notes which were issued in March 2013 and a $4 million increase in accretion on the Company’s reclamation and closure cost obligations;

•

Other income of $2 million comprised primarily of $34 million of interest income arising on the Company’s cash and cash equivalents, money market investments and loans held with certain of the Company’s associates, partially offset by $23 million of foreign exchange losses arising on value added tax receivables denominated in Mexican and Argentinian pesos, and cash and cash equivalents denominated in Canadian dollars. Other income of $7 million in the 2012 comparable period comprised primarily of $6 million of interest income earned on the Company’s cash and cash equivalents and the Primero Notes, and a

GOLDCORP  |  13

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

$5 million gain recognized on a mineral interest option payment received on one of the Company’s exploration properties, partially offset by an $8 million impairment expense recognized on the Primero 1-year convertible note;

•	Income tax recovery for the six months ended June 30, 2013 totaled $453 million (six months ended June 30, 2012 – income tax expense of $210 million) and comprised:

•

A $57 million foreign exchange loss on the translation of deferred income tax assets and liabilities arising primarily from the Placer Dome and Glamis acquisitions in 2006, and the Camino Rojo and Cerro Negro acquisitions in 2010, compared to a $2 million foreign exchange gain for the six months ended June 30, 2012. The impact of foreign exchange on deferred income tax resulted from the weakening Mexican peso (strengthening in 2012), Canadian dollar, and Argentine peso.

•	A deferred income tax recovery of $600 million arising on the impairment of mining interest recognized at June 30, 2013.

•

After adjusting taxes for the above noted items and excluding the impact of share-based compensation expense and impairment expense from earnings before taxes, the income tax expense for the six months ended June 30, 2013 was approximately 17% of earnings before taxes (six months ended June 30, 2012 – 21%). Income for the six months ended June 30, 2013 included equity income from Pueblo Viejo that is not subject to further income tax in Canada reducing the 2013 effective income tax rate. In both 2013 and 2012, the effective tax rate was decreased by the non-taxable mark-to-market gains arising on the conversion option of the Company’s Convertible Notes and the Silver Wheaton silver contract, partially offset by impairments of certain equity securities and the Company’s equity investment in Primero which were not tax effected in 2012. The favourable impact of the non-taxable mark-to-market gains was also heightened in the six months ended June 30, 2013 due to the lower earnings in the period. Income tax in the six months ended June 30, 2012 was favourably impacted further by the settlement of certain past tax positions.

Adjusted net earnings amounted to $370 million, or $0.46 per share (1), for the six months ended June 30, 2013, compared to $736 million, or $0.91 per share, for the six months ended June 30, 2012. Compared to the six months ended June 30, 2012, adjusted net earnings were primarily impacted by lower revenues and higher production costs.

Total cash costs (by-product) increased to $606 per ounce (2) for the six months ended June 30, 2013 as compared to $310 per ounce in the comparative period. The increase was primarily due to lower silver, lead, zinc and copper by-product sales credits.

(1)

Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 for a reconciliation of adjusted net earnings to reported net (loss) earnings attributable to shareholders of Goldcorp.

(2)

The Company has included non-GAAP performance measures – total cash costs, by-product and co-product, per gold ounce, throughout this document. In the gold mining industry, total cash costs is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp’s share of by-product silver, copper, lead and zinc sales revenues from Goldcorp’s share of production costs. Refer to page 41 for a reconciliation of total cash costs to reported production costs.

GOLDCORP  |  14

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

RESULTS OF OPERATIONS (1)

Three months ended June 30

		Revenues	Gold produced (ounces)	Gold Sold (ounces)	Average realized gold price (per ounce)	Total cash costs (per gold ounce) (2)
Red Lake	2013	$164	122,500	119,500	$1,371	$523
	2012	$158	104,000	99,200	$1,604	$568
Porcupine	2013	98	69,800	70,600	1,377	782
	2012	121	74,900	75,200	1,604	674
Musselwhite	2013	89	62,800	63,300	1,394	786
	2012	93	56,500	58,100	1,598	819
Peñasquito	2013	232	88,100	79,600	1,256	920
	2012	337	103,800	89,300	1,584	(425)
Los Filos	2013	118	83,500	85,100	1,381	624
	2012	136	85,200	84,700	1,597	535
El Sauzal	2013	30	19,700	22,100	1,356	890
	2012	36	23,600	22,100	1,595	538
Marlin	2013	105	50,000	50,000	1,355	260
	2012	140	56,700	58,300	1,594	20
Marigold	2013	31	22,500	22,700	1,368	901
	2012	29	18,900	18,000	1,588	726
Wharf	2013	22	16,200	15,500	1,377	808
	2012	31	18,300	17,400	1,593	602
Alumbrera (1)	2013	81	29,900	24,200	1,216	299
	2012	32	36,700	9,700	1,561	(207)
Pueblo Viejo (1)	2013	105	81,000	71,700	1,413	507
	2012	-	-	-	-	-
Total – Goldcorp’s share	2013	$1,075	646,000	624,300	$1,358	$646
	2012	$1,113	578,600	532,000	$1,596	$370

(1)

The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

GOLDCORP  |  15

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Six months ended June 30

		Revenues	Gold produced (ounces)	Gold sold (ounces)	Average realized gold price (per ounce)	Total cash costs (per gold ounce) (2)
Red Lake	2013	$385	268,000	254,600	$1,507	$498
	2012	$353	218,200	214,000	$1,651	$544
Porcupine	2013	202	137,000	134,500	1,496	789
	2012	224	135,600	135,700	1,645	724
Musselwhite	2013	179	121,900	118,700	1,496	812
	2012	187	109,700	113,900	1,640	831
Peñasquito	2013	485	148,200	147,400	1,414	778
	2012	756	172,400	176,800	1,674	(586)
Los Filos	2013	246	165,000	163,500	1,496	607
	2012	277	167,900	167,600	1,647	528
El Sauzal	2013	56	37,900	37,800	1,467	914
	2012	71	45,000	42,900	1,643	570
Marlin	2013	229	100,000	98,700	1,492	182
	2012	285	109,900	112,300	1,637	(80)
Marigold	2013	82	54,200	54,400	1,516	874
	2012	74	45,400	44,400	1,654	633
Wharf	2013	40	28,700	26,700	1,479	819
	2012	65	34,900	35,700	1,639	698
Alumbrera (1)	2013	174	54,600	46,700	1,418	161
	2012	170	64,300	34,400	1,712	(870)
Pueblo Viejo (1)	2013	216	145,100	136,400	1,513	490
	2012	-	-	-	-	-
Total – Goldcorp’s share	2013	$2,294	1,260,600	1,219,400	$1,487	$606
	2012	$2,462	1,103,300	1,077,700	$1,652	$310

(1)

The Company has included certain non-GAAP performance measures including the Company’s share of the applicable production, sales and financial information of Alumbrera and Pueblo Viejo, throughout this document; however, these performance measures do not have any standardized meaning. The Company believes that disclosing certain performance measures including Alumbrera and Pueblo Viejo presents a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

(2)

Total cash costs per gold ounce on a by-product basis is calculated net of Goldcorp’s share of by-product sales revenues (by-product copper sales revenues for Alumbrera; by-product silver sales revenues for Marlin and Pueblo Viejo; and by-product lead and zinc sales revenues and 75% of silver sales revenues for Peñasquito at market silver prices, and 25% of silver sales revenues for Peñasquito at $4.02 per silver ounce sold to Silver Wheaton).

GOLDCORP  |  16

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

OPERATIONAL REVIEW

Red Lake gold mines, Canada

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore milled	196,100	196,900	214,000	208,000	216,000

Average mill head grade (grams/tonne)	20.91	22.91	26.67	19.18	16.02

Average recovery rate	96%	96%	96%	96%	96%

Gold (ounces)

– Produced	122,500	145,500	168,300	121,200	104,000

– Sold	119,500	135,100	170,100	124,200	99,200

Average realized gold price (per ounce)	$1,371	$1,628	$1,703	$1,668	$1,604

Total cash costs (per ounce)	$523	$476	$403	$535	$568

Financial Data

Revenues	$164	$221	$292	$207	$158

Depreciation and depletion	$25	$27	$27	$21	$17

Earnings from operations	$74	$126	$199	$110	$82

Expenditures on mining interests	$57	$65	$80	$68	$72

Gold production for the second quarter of 2013 was 18,500 ounces, or 18%, higher than in the second quarter of 2012 due to 31% higher grades, partially offset by 9% lower mill throughput due to lower than planned tonnage from Campbell and temporary power outages affecting both the Red Lake and Campbell Complex. The successful completion of the de-stress program in the third quarter of 2012 continued to provide an increase in heading availability, which resulted in a 36% increase in grades from the High Grade Zone. Mining in the Upper Red Lake area was accelerated in 2013 as planned and delivered higher than planned grades. At June 30, 2013, Red Lake held finished goods inventory due to the timing of gold pours at the end of the quarter.

Cash costs for the second quarter of 2013 were $523 per ounce, a decrease of $45 per ounce, or 8%, compared to the second quarter of 2012 due to higher gold production ($97 per ounce) and a weaker Canadian dollar ($7 per ounce), partially offset by higher operating costs ($59 per ounce). The increase in operating costs was attributable to higher employee costs ($4 million) due to an increase in manpower and an increase in consumables costs ($5 million), partially offset by a decrease in contractor costs due to a lower usage of contractors for long hole drilling ($2 million).

Gold production for the second quarter of 2013 was 23,000 ounces, or 16%, lower than in the first quarter of 2013 due to 9% lower grades. A favourable mining sequence in the first quarter of 2013 provided better grades and higher tonnage in the High Grade Zone as compared to the second quarter of 2013. High Grade Zone de-stressing in the 46-47 level horizon is progressing as planned and mining the 46-47 level is included in the mine plan for the fourth quarter of 2013.

Cash costs for the second quarter of 2013 were $47 per ounce, or 10%, higher than in the prior quarter due to lower gold production ($63 per ounce), partially offset by lower operating costs ($10 per ounce) and a weaker Canadian dollar ($6 per ounce). The decrease in operating costs was attributable to a decrease in employee costs and a reduction in energy costs due to warmer temperatures ($1 million).

Drilling continued on the NXT zone during the quarter. To date, results indicate that the zone remains open vertically and to the west. Several drills are targeting this zone both from the 4199 exploration drift and from existing infrastructure at higher levels in the mine.

GOLDCORP  |  17

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Additional development of the 47 level drift, to provide closer drill access to this zone, was completed as planned during the second quarter and drilling will continue throughout the remainder of the year.

GOLDCORP  |  18

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Porcupine mines, Canada

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore milled	989,600	1,036,700	1,084,100	1,037,300	1,023,200

Hoyle Pond underground (tonnes)	90,800	91,900	100,300	71,300	72,300

Hoyle Pond underground (grams/tonne)	14.12	12.48	13.53	8.48	17.72

Dome underground (tonnes)	135,800	136,000	141,100	110,400	101,400

Dome underground (grams/tonnes)	3.24	3.75	3.52	4.15	4.75

Stockpile (tonnes)	763,000	808,800	842,300	855,600	849,500

Stockpile (grams/tonne)	0.75	0.74	0.81	0.81	0.81

Average mill head grade (grams/tonne)	2.32	2.17	2.35	1.67	2.40

Average recovery rate	94%	93%	93%	93%	95%

Gold (ounces)

– Produced	69,800	67,200	74,100	53,100	74,900

– Sold	70,600	63,900	75,100	52,000	75,200

Average realized gold price (per ounce)	$1,377	$1,627	$1,705	$1,659	$1,604

Total cash costs (per ounce)	$782	$797	$750	$929	$674

Financial Data

Revenues	$98	$104	$128	$87	$121

Depreciation and depletion	$15	$13	$13	$11	$14

Earnings (loss) from operations (1)	$26	$37	$(28)	$24	$53

Expenditures on mining interests	$27	$22	$33	$29	$27

(1)

Earnings from operations for the three months ended December 31, 2012 were impacted by a non-cash provision related to the revisions in estimates on the reclamation and closure cost obligations for the Porcupine mine’s closed sites of $83 million.

Gold production for the second quarter of 2013 was 5,100 ounces, or 7%, lower than in the second quarter of 2012 primarily due to 3% lower grades and 3% lower tonnage processed. Porcupine currently consists of three mining operations, Hoyle Pond, Dome and Stockpile, which feed one processing facility. The Hoyle Pond underground operation experienced 26% higher tonnage as planned due to increased feed from lower grade long hole stopes, which in addition to sequencing of the high grade VAZ zone, resulted in 20% lower grades. The Dome underground operation experienced 32% lower grades, partially offset by 34% higher tonnage due to mining in higher tonnage bulk zones. Material reclaimed from Stockpile provided 7% lower grades from a lower grade section of the stockpile with 10% lower tonnage as a result of the higher underground tonnage.

Cash costs for the second quarter of 2013 were $782 per ounce, an increase of $108 per ounce, or 16%, compared to the second quarter of 2012 due to higher operating costs ($76 per ounce) and lower gold production ($44 per ounce), partially offset by a weaker Canadian dollar ($11 per ounce). The increase in operating costs was primarily due to increased employee costs ($1 million), higher consumable costs ($2 million) and increased electricity costs ($1 million).

Gold production for the second quarter of 2013 was 2,600 ounces, or 4%, higher than in the first quarter of 2013 due to 7% higher grades, partially offset by 5% lower tonnage. The Hoyle Pond underground operation experienced 13% higher grades due to the mining sequence in the higher grade VAZ zones. The Dome underground operation experienced 14% lower grades due to mining of lower

GOLDCORP  |  19

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

grade bulk stopes as planned. Material reclaimed from Stockpile provided 1% higher grades and 6% lower tonnage due to less tonnes being milled.

Cash costs for the second quarter of 2013 were $15 per ounce, or 2%, lower than in the prior quarter due to higher gold production ($76 per ounce) and a weaker Canadian dollar ($9 per ounce), partially offset by higher operating costs ($70 per ounce). The increase in operating costs was attributable to higher contractor costs ($2 million) and higher maintenance and consumable costs ($2 million).

Two key exploration platforms were completed in the second quarter of 2013 which enabled deeper exploration to commence on the down-plunge extension of the 1060 and VAZ zones. Surface exploration completed a winter drilling program in the surrounding regional targets and findings are being compiled with results expected in late 2013.

At the Hoyle Deep Project, work focused on shaft sinking below the 660 metre skip dump and completing the lateral development on the 980 and 1370 metre levels to access the new shaft. Shaft sinking advanced a total of 142 metres including the excavation and construction of the 720 metre level shaft station. The lateral development advance totaled 260 metres. Construction and installation work continued on the assembly of the 12-foot service hoist plant. Expenditures related to the Hoyle Deep Project for the second quarter of 2013 totaled $8 million.

The Hollinger Pit Project haul road between the Dome and Hollinger sites was completed during the quarter, including an eight metre high noise berm along the north side of the road. On-site work continues to remediate voids below areas where the environmental control berm will be constructed and reverse circulation drilling to define ore limits prior to mining. As of June 6, 2013, all air and noise models and reports had been submitted to the Provincial Ministry of the Environment for the project’s Environmental Compliance Approval for Air and Noise permit that is required for construction and mining activity to start on the property. Given the current metal prices, the Company is advancing alternatives including a smaller pit which has stronger economics than the previous plan while also addressing the reclamation and safety issues associated with this historic mining site.

GOLDCORP  |  20

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Musselwhite mine, Canada

	Three months ended
Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore milled	356,500	325,300	324,600	339,500	308,100

Average mill head grade (grams/tonne)	5.60	5.86	6.52	6.15	6.00

Average recovery rate	96%	96%	96%	96%	96%

Gold (ounces)

– Produced	62,800	59,100	64,000	65,500	56,500

– Sold	63,300	55,400	63,700	64,600	58,100

Average realized gold price (per ounce)	$1,394	$1,613	$1,707	$1,655	$1,598

Total cash costs (per ounce)	$786	$841	$693	$699	$819

Financial Data

Revenues	$89	$90	$109	$107	$93

Depreciation and depletion	$13	$11	$11	$12	$11

Earnings from operations	$23	$30	$51	$47	$32

Expenditures on mining interests	$23	$19	$22	$33	$25

Gold production for the second quarter of 2013 was 6,300 ounces, or 11%, higher than in the second quarter of 2012 due to 16% increase in mill throughput, partially offset by a 7% decrease in grades. Lower grades were realized as a result of increased mining dilution in the PQ Deeps A area resulting from poor ground conditions. A key focus of the mine continues to be reducing dilution with increased ground support and modifying the mining sequence. Mill throughput was higher in the second quarter of 2013 as a methane gas pocket interception in the second quarter of 2012 impacted ore production.

Cash costs for the second quarter of 2013 were $786 per ounce, a decrease of $33 per ounce, or 4%, compared to the second quarter of 2012 due to increased gold production ($67 per ounce) and a weaker Canadian dollar ($11 per ounce), partially offset by higher operating costs ($45 per ounce). The higher operating costs were due to increased fuel and consumables costs ($3 million) and increased labour and contractor costs ($2 million), partially offset by decreased operational development expenses ($2 million).

Gold production for the second quarter of 2013 was 3,700 ounces, or 6%, higher than in the first quarter of 2013 primarily due to a 10% increase in mill throughput, partially offset by a 4% decrease in grades. Lower grades were realized as a result of increased mining dilution generated in the PQ Deeps A area. Mill throughput was higher in the second quarter of 2013 as compared to the prior quarter due to stope delays encountered during the first quarter caused by additional ground control requirements, unscheduled conveyor repairs, and lower manpower availability due to seasonal flu.

Cash costs for the second quarter of 2013 were $55 per ounce, or 7%, lower than in the prior quarter due to increased gold production ($105 per ounce) and a weaker Canadian dollar ($10 per ounce), partially offset by higher operating costs ($60 per ounce). The increase in operating costs was attributable to increased contractor and consulting costs ($5 million) and increased operational development expenses ($1 million), partially offset by reduced royalties and power costs ($2 million).

Exploration in the second quarter of 2013 focused on the northern and upper extension of the Lynx zone from underground and the northern extension of the PQ Deeps. Positive results were returned on the C-Block of the PQ Deeps, the Upper Lynx/Esker horizon, and the West Limb target.

GOLDCORP  |  21

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Peñasquito mine, Mexico

	Three months ended
Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012
Tonnes of ore mined – sulphide	12,098,100	9,820,000	10,362,400	10,395,400	9,607,300
Tonnes of ore mined – oxide	2,083,200	1,068,700	2,117,600	1,068,200	1,703,300
Tonnes of waste removed	30,770,200	36,079,200	31,442,300	28,044,500	30,192,100
Tonnes of total material moved	44,951,400	46,967,900	43,922,300	39,508,100	41,502,700
Ratio of waste to ore	2.2	3.3	2.5	2.4	2.7
Average head grade
Gold (grams/tonne)	0.43	0.31	0.55	0.60	0.48
Silver (grams/tonne)	22.51	17.88	24.41	31.71	28.31
Lead	0.25%	0.22%	0.23%	0.26%	0.31%
Zinc	0.54%	0.43%	0.52%	0.70%	0.68%
Sulphide Ore
Tonnes of ore milled	9,600,800	9,329,400	9,087,200	9,339,800	9,586,800
Average recovery rate
Gold	63%	59%	68%	73%	70%
Silver	77%	74%	76%	79%	79%
Lead	72%	69%	67%	78%	76%
Zinc	72%	70%	76%	80%	78%
Concentrates Produced – Payable Metal Produced
Lead Concentrate (DMT)	37,200	29,400	30,600	37,300	41,600
Zinc Concentrate (DMT)	68,000	48,800	62,900	89,400	88,000
Gold (ounces)	76,000	49,600	99,800	119,400	93,400
Silver (ounces)	4,737,000	3,528,500	4,821,500	6,738,700	6,194,200
Lead (thousands of pounds)	35,400	29,100	29,200	39,400	45,900
Zinc (thousands of pounds)	70,100	52,000	67,000	98,400	95,000
Oxide Ore
Tonnes of ore processed	2,083,200	1,068,700	2,117,700	1,068,200	1,703,300
Produced
Gold (ounces)	12,000	10,500	13,100	6,600	10,400
Silver (ounces)	458,200	404,100	378,800	239,700	376,500
Sulphide & Oxide Ores – Payable Metal Produced
Gold (ounces)	88,100	60,100	112,900	126,000	103,800
Silver (ounces)	5,195,200	3,932,600	5,200,400	6,978,400	6,570,700
Lead (thousands of pounds)	35,400	29,100	29,200	39,400	45,900
Zinc (thousands of pounds)	70,100	52,000	67,000	98,400	95,000
Gold Equivalent Ounces (1)	245,600	180,000	266,500	338,300	311,200
Sulphide and Oxide Ores – Payable Metal Sold
Gold (ounces)	79,600	67,800	90,400	132,700	89,300
Silver (ounces)	5,067,000	3,853,000	4,605,300	7,483,300	5,478,900
Lead (thousands of pounds)	36,800	24,200	23,600	41,700	42,200
Zinc (thousands of pounds)	61,800	50,400	73,600	96,600	90,800
Average realized prices
Gold (per ounce)	$1,256	$1,599	$1,634	$1,758	$1,584
Silver (per ounce) (2)	$15.50	$24.54	$23.38	$26.34	$23.17
Lead (per pound)	$0.93	$1.00	$0.96	$1.04	$0.84
Zinc (per pound)	$0.82	$0.89	$0.86	$0.92	$0.84
Total Cash Costs – by-product (per ounce of gold) (3)	$920	$611	$17	$(608)	$(425)
Total Cash Costs – co-product (per ounce of gold) (3)	$998	$1,128	$764	$625	$642

GOLDCORP  |  22

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Financial Data and Key Performance Indicators	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012
Revenues (2)	$232	$253	$313	$519	$337
Depreciation and depletion	$42	$38	$44	$65	$48
(Loss) earnings from operations (2)	$(2,455)	$24	$96	$245	$130
Expenditures on mining interests	$61	$48	$68	$48	$71
Mining cost per tonne	$2.36	$2.05	$1.78	$1.93	$1.58
Milling cost per tonne	$7.89	$7.36	$8.17	$7.39	$7.70
General and administrative cost per tonne milled	$2.84	$2.17	$2.44	$1.90	$1.52
Off-site cost per tonne sold (lead) (4)	$632	$564	$732	$751	$745
Off-site cost per tonne sold (zinc) (4)	$360	$321	$316	$324	$321

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce for gold; by-product metal prices of $24.00 per ounce silver; $3.00 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)

Includes 25% of silver ounces sold to Silver Wheaton at $4.02 per ounce. The remaining 75% of silver ounces are sold at market rates. During the second quarter of 2013, the Company recognized an impairment charge of $1,827 million, net of tax ($2,427 million before tax) on its mining interests at the Peñasquito mine.

(3)

The calculation of total cash costs per ounce of gold is net of by-product silver, lead and zinc sales revenues. If silver, lead and zinc were treated as co-products, average total cash costs at Peñasquito for three and six months ended June 30, 2013 would be $998 per ounce of gold, $15.95 per ounce of silver, $0.87 per pound of lead and $0.77 per pound of zinc. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). The actual and budget silver price for Peñasquito takes into consideration that 25% of silver ounces are sold to Silver Wheaton at $4.02 per ounce with the remaining 75% of silver ounces sold at market rates.

(4)	Off-site costs consist primarily of transportation, warehousing, and treatment and refining charges.

Gold production for the second quarter of 2013 was 15,700 ounces, or 15%, less than in the second quarter of 2012 due to lower ore grades as mining progressed through the lower grade lower benches of Phase 4A as planned, and lower metallurgical recoveries as a result of high carbon content ore, partially offset by higher mill throughput. The sulphide plant achieved throughput of 105,503 tonnes per day during the quarter following the completion of the crusher maintenance, blasting improvements, and the addition of new fresh water wells. Significant improvement was achieved in the month of June with the sulphide plant achieving average throughput of 120,840 tonnes per day during the month.

Co-product cash costs for the second quarter of 2013 were $998 per ounce, an increase of $356 per ounce, or 55%, compared to the second quarter of 2012 due to higher operating costs ($302 per ounce), lower gold production ($78 per ounce), partially offset by a weaker Mexican peso ($24 per ounce). Higher operating costs resulted primarily from increased labour costs resulting from the annual settlement of labour agreements ($22 million), increased contractor costs associated with the development of Phase 5 ($20 million), higher fuel prices ($5 million) and explosives consumption rates ($4 million), which were partially offset by decreased grinding media and reagents consumption ($2 million). The lower operating costs in the second quarter of 2012 reflected the impact of capitalized development costs related to stripping activities ($11 million).

Gold production for the second quarter of 2013 was 28,000 ounces, or 47%, higher than in the first quarter of 2013 due to 39% higher gold head grades, 7% higher metallurgical recoveries, 14% higher oxide production and 3% higher plant throughput. Higher ore grades and recoveries were in line with the advancement of ore mining into higher grade zones of the lower grade lower benches of Phase 4A as planned.

Co-product cash costs for the second quarter of 2013 were $130 per ounce, or 12%, lower than in the prior quarter due to higher gold production ($168 per ounce), a weaker Mexican peso ($14 per ounce), partially offset by higher operating costs ($46 per ounce) and higher off-site costs ($6 per ounce). Higher operating costs resulted primarily from increased contractor costs ($9 million) associated with the development of Phase 5, additional labour costs resulting from the annual settlement of labour agreements ($8 million),

GOLDCORP  |  23

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

consumables ($3 million), higher maintenance costs ($2 million), increased fuel prices ($1 million) and consumption rates, partially offset by decreased tire and power consumption.

As planned, grades and recoveries were higher than in the prior quarter and are expected to continue increasing over the remainder of 2013 as mining moves into the higher grade zones of Phase 4A; however, revenues in the second quarter of 2013 were impacted by the significant decline in metal prices as well as the negative impact of provisional pricing due to lower realized gold, silver, lead and zinc prices. The provisional pricing impact from sales in the first quarter of 2013 that settled in the second quarter of 2013 resulted in a negative $8 million adjustment to sales revenue. The negative adjustment primarily related to silver sales ($5 million) and gold sales ($2 million). The provisional pricing impact in the previous quarter was a positive $2 million. These negative impacts to revenues, in conjunction with increased operating costs as mentioned previously, resulted in a loss from operations of $28 million for the quarter.

Studies were completed and have defined an additional water source for Peñasquito referred to as the “Northern Well Field” within Peñasquito’s current permitted Cedros basin. During the first half of 2013, water availability was stabilized with the addition of new wells within the existing well field and new dewatering wells around the mining areas. The addition of the Northern Well Field will provide the flexibility to resume ramp-up to the design throughput of 130,000 tonnes per day. The capital cost is estimated to be approximately $150 million. The Company is currently evaluating route alternatives to access the well field.

To address water requirements over the longer term, ongoing studies will continue to assess the potential to source waste water from nearby towns and municipalities to help meet water requirements for the Camino Rojo project and potential production from the newly-discovered skarn mineralization beneath the Peñasquito pits. Several options to enhance tailings efficiency are also being assessed, with thickened tailings being a common component to the options evaluated. A feasibility study is now underway that will analyze the potential of thickened tailings to reduce overall fresh water requirements at Peñasquito. The study is expected to be completed in mid-2014.

Commissioning activities of the Waste Rock Overland Conveyor were delayed in the second quarter as improvements to the system had to be realized, which were anticipated to be completed later in the commissioning phase of the waste handling system. Production ramp up will continue into the third quarter of 2013 after improvements to the system are complete. System improvements and adjustments will continue late into the third quarter of 2013.

An intensive exploration drilling program continued in the second quarter of 2013, resulting in a total of 10,616 metres drilled, distributed in 8 holes, of which 6 were completed in the quarter and 2 remain in progress. The exploration program continues to define the intersection of the copper–gold sulphide rich skam ore body and porphyry deposit located below and adjacent to the diatreme ore body. Current exploration activities are focused on delineating the vertical and horizontal size and extension the skarn deposit with intersections continuing to show attractive gold and copper grades.

During the second quarter of 2013, the Company recorded impairment charges of a $1,827 million, net of tax ($2,427 million before tax) related to Peñasquito as a result of the change in the metal pricing environment related to in-situ exploration ounces, in combination with the changes to the Life of Mine plan and the pending Mexican mining duty.

GOLDCORP  |  24

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Los Filos mine, Mexico

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore mined	6,526,600	6,770,500	8,319,900	7,030,400	6,587,200

Tonnes of waste removed	11,468,200	12,163,200	11,170,300	10,564,100	9,069,900

Ratio of waste to ore	1.8	1.8	1.3	1.5	1.4

Tonnes of ore processed	6,572,700	6,740,700	8,424,800	7,066,600	6,693,300

Average grade processed (grams/tonne)	0.70	0.68	0.70	0.65	0.69

Average recovery rate (1)	49%	48%	48%	48%	47%

Gold (ounces)

– Produced	83,500	81,500	92,800	79,700	85,200

– Sold	85,100	78,400	92,200	79,200	84,700

Average realized gold price (per ounce)	$1,381	$1,620	$1,707	$1,648	$1,597

Total cash costs (per ounce)	$624	$589	$572	$575	$535

Financial Data

Revenues	$118	$128	$157	$131	$136

Depreciation and depletion	$17	$15	$11	$14	$14

Earnings from operations	$47	$65	$92	$71	$76

Expenditures for mining interests	$44	$42	$25	$16	$27

(1)	Recovery is reported on a cumulative basis to reflect the cumulative recovery of ore on the leach pad, and does not reflect the true recovery expected over time.

Gold production for the second quarter of 2013 was 1,700 ounces, or 2%, lower than in the second quarter of 2012 mainly due to 2% lower tonnage processed as a result of heavy rainfall at the start of the season, partially offset by 1% higher grades.

Cash costs for the second quarter of 2013 were $624 per ounce, an increase of $89 per ounce, or 17%, compared to the second quarter of 2012 due to higher operating costs ($107 per ounce), partially offset by higher gold sales ($3 per ounce) and a weaker Mexican peso ($15 per ounce). The increase in operating costs was primarily attributable to higher consumables costs ($2 million), increased employee costs ($2 million) and higher fuel consumption ($2 million).

Gold production for the second quarter of 2013 was 2,000 ounces, or 2%, higher than in the first quarter of 2013 primarily due to 3% higher grades, partially offset by 2% lower tonnage processed.

Cash costs for the second quarter of 2013 were $35 per ounce, or 6%, higher than in the first quarter of 2013 due to higher operating costs ($86 per ounce), partially offset by higher gold production ($47 per ounce) and a weaker Mexican peso ($4 per ounce). The increase in operating costs was primarily attributable to higher consumables costs ($2 million), increased employee costs ($1 million) and higher fuel costs ($1 million).

The construction of the latest expansion phase of the Los Filos heap leach pad facility was completed as planned. The 2013 exploration program continues towards converting the previous year’s addition of inferred mineral resources into reserves focusing at El Bermejal north.

The evaluation of mine crushing and agglomeration expansion opportunities for Los Filos is underway and is anticipated to be completed by the end of 2013.

GOLDCORP  |  25

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

El Sauzal mine, Mexico

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore mined	556,000	544,600	595,900	529,300	586,600

Tonnes of waste removed	3,030,400	3,206,900	2,774,400	2,776,300	2,802,700

Ratio of waste to ore	5.5	5.9	4.7	5.2	4.9

Tonnes of ore milled	485,500	479,000	471,900	464,600	539,500

Average mill head grade (grams/tonne)	1.35	1.32	1.51	1.11	1.44

Average recovery rate	93%	90%	93%	94%	94%

Gold (ounces)

– Produced	19,700	18,200	21,300	15,500	23,600

– Sold	22,100	15,700	21,900	16,800	22,100

Average realized gold price (per ounce)	$1,356	$1,623	$1,708	$1,670	$1,595

Total cash costs (per ounce)	$890	$946	$856	$806	$538

Financial Data

Revenues	$30	$26	$38	$28	$36

Depreciation and depletion	$9	$6	$9	$8	$9

Earnings from operations	$-	$4	$9	$6	$13

Expenditures on mining interests	$-	$1	$1	$2	$3

Gold production for the second quarter of 2013 was 3,900 ounces, or 17%, lower than in the second quarter of 2012, mainly due to 6% lower grades, consistent with the mine plan and 10% lower tonnage milled resulting from greater than expected ore hardness.

Cash costs for the second quarter of 2013 were $890 per ounce, an increase of $352 per ounce, or 65%, compared to the second quarter of 2012 due to lower gold production ($3 per ounce), higher operating costs ($370 per ounce), partially offset by a weaker Mexican peso ($21 per ounce). The increase in operating costs was primarily due to higher employee costs ($2 million) and higher fuel, and maintenance costs ($3 million).

Gold production for the second quarter of 2013 was 1,500 ounces, or 8%, higher than in the first quarter of 2013 primarily due to 2% higher grades and 3% higher recovery rates.

Cash costs for the second quarter of 2013 were $56 per ounce, or 6%, lower than in the first quarter of 2013 due to higher gold production ($282 per ounce) and a weaker Mexican peso ($2 per ounce), partially offset by higher operating costs ($228 per ounce). The increase in operating costs was primarily attributable to higher employee costs ($1 million) and higher fuel and consumables costs ($1 million).

GOLDCORP  |  26

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Marlin mine, Guatemala

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore milled	472,100	480,300	481,700	489,100	487,600

Average mill head grade (grams/tonne)

– Gold	3.44	3.30	3.27	3.25	3.75

– Silver	127	110	122	111	113

Average recovery rate

– Gold	96%	96%	96%	96%	96%

– Silver	92%	92%	92%	91%	91%

Produced (ounces)

– Gold	50,000	50,000	49,500	47,900	56,700

– Silver	1,778,000	1,583,000	1,780,900	1,523,300	1,613,400

– Gold Equivalent Ounces (1)	81,600	78,100	79,200	73,300	83,600

Sold (ounces)

– Gold	50,000	48,700	47,300	49,500	58,300

– Silver	1,803,000	1,487,000	1,707,500	1,567,000	1,660,500

Average realized price (per ounce)

– Gold	$1,355	$1,632	$1,701	$1,665	$1,594

– Silver	$20.81	$29.88	$32.24	$30.49	$28.29

Total cash costs (per ounce) (2)	$260	$102	$(182)	$40	$20

Financial Data

Revenues	$105	$124	$136	$130	$140

Depreciation and depletion	$35	$31	$28	$26	$25

Earnings from operations	$17	$41	$60	$52	$66

Expenditures on mining interests	$17	$18	$31	$20	$23

(1)

Gold equivalent ounces are calculated using the following assumptions: $1,350 per ounce for gold; by-product metal prices of $24.00 per ounce silver; $3.00 per pound copper; $0.85 per pound zinc; and $0.80 per pound lead. By-product metals are converted to gold equivalent ounces by multiplying by-product metal production with the associated by-product metal price and dividing it with the gold price.

(2)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenues. If silver were treated as a co-product, average total cash costs at Marlin for the three months ended June 30, 2013 would be $599 per ounce of gold and $11.44 per ounce of silver (2012 – $511 and $11.05, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs would be $645 per ounce of gold and $10.14 per ounce of silver for the three months ended June 30, 2013.

Gold production for the second quarter of 2013 was 6,700 ounces, or 12%, lower than in the second quarter of 2012. Silver production was 164,600 ounces, or 10%, higher than in the second quarter of 2012. The decrease in gold production was due to 8% lower grades and 3% lower tonnage processed. The increase in silver ounces was due to 12% higher grades and 1% increase in recovery. The lower gold grades were due to lower grade ore processed from stockpiles and lower underground grades, in accordance with the mine plan.

Cash costs for the second quarter of 2013 were $260 per ounce, an increase of $240 per ounce, compared to the second quarter of 2012 due to lower gold production ($137 per ounce), higher operating costs ($48 per ounce), and lower silver by-product sales credits ($55 per ounce). The increase in operating costs was primarily attributable to higher consumables costs, including shotcrete and split sets for underground support and cement for the filter plant, higher contractors cost due to additional underground development and higher power consumption, partially offset by lower royalties due primarily to lower metal prices.

GOLDCORP  |  27

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Gold production for the second quarter of 2013 was comparable to the first quarter of 2013. Silver production was 195,000 ounces, or 12%, higher than in the first quarter of 2013, due to 15% higher grades. The higher silver grades resulted from high grade silver areas in Marlin and West Vero.

Cash costs for the second quarter of 2013 were $158 per ounce, or 155%, higher than in the first quarter of 2013 due to lower silver by-product sales credits ($161 per ounce) and higher operating costs ($23 per ounce), partially offset by higher gold sales ($26 per ounce) The increase in operating costs was primarily attributable to higher maintenance costs, partially offset by lower contractors costs.

GOLDCORP  |  28

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Marigold mine, United States (Goldcorp’s interest – 66.7%)

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore mined	2,928,000	2,253,600	2,396,800	1,972,800	1,907,000

Tonnes of waste removed	5,409,400	6,478,600	6,862,500	6,157,000	7,034,400

Ratio of waste to ore	1.8	2.9	2.9	3.1	3.7

Tonnes of ore processed	2,928,000	2,253,600	2,396,800	1,972,900	1,907,000

Average grade processed (grams/tonne)	0.34	0.40	0.65	0.46	0.43

Average recovery rate	73%	73%	73%	73%	73%

Gold (ounces)

– Produced	22,500	31,700	28,300	22,600	18,900

– Sold	22,700	31,700	28,600	23,000	18,000

Average realized gold price (per ounce)	$1,368	$1,622	$1,697	$1,650	$1,588

Total cash costs (per ounce)	$901	$854	$847	$839	$726

Financial Data

Revenues	$31	$51	$48	$38	$29

Depreciation and depletion	$4	$6	$7	$3	$3

Earnings from operations	$6	$18	$18	$14	$13

Expenditures on mining interests	$20	$22	$12	$13	$10

Goldcorp’s share of Marigold’s production for the second quarter of 2013 was 3,600 ounces, or 19%, higher than in the second quarter of 2012. The increase in production was attributable to 22%, or 4,300 ounces, higher recoverable gold ounces stacked to the pad in the second quarter of 2013 than in the second quarter of 2012.

Tonnage processed increased by 54% in the second quarter of 2013 to offset lower grades than planned, with mining focused on the lower stripping ratio benches in Target II Phase 1 pit and waste stripping in Mackay Phase 1 pit. Grades processed decreased by 21% in the second quarter of 2013 as expected, with the ore predominately sourced from the lower grade Target II pit compared to the second quarter of 2012 when 45% of ore was sourced from the higher grade Basalt Phase 8 pit.

Cash costs for the second quarter of 2013 were $901 per ounce, an increase of $175 per ounce, or 24%, compared to the second quarter of 2012 due to higher operating costs ($325 per ounce), partially offset by higher gold production ($150 per ounce). Higher operating costs were attributable to higher employee costs ($2 million), higher fuel and explosives costs ($2 million) and increased royalties as a result of higher production and royalty rates ($3 million).

Gold production for the second quarter of 2013 was 9,200 ounces, or 29%, lower than in the first quarter of 2013 as a result of drawing down heap leach pad inventory in the first quarter. Recoverable ounces stacked on the pad in the second quarter of 2013 were 22%, or 12,900 ounces, less than in the first quarter of 2013. Additionally, the ounces produced in the first quarter of 2013 were placed closer to the heap leach pad liner resulting in a faster leach cycle time contributing to the higher production in the prior quarter. Grades processed decreased by 15% in the second quarter of 2013 as expected, with the ore principally sourced from the lower grade Target II pit as compared to the first quarter of 2013, where 16% of the ore was sourced from the higher grade Red Rock pit. Combined ore and waste mined was 5% lower in the second quarter of 2013 due to increased ore and longer haulage cycle times attributed to backfilling of the Basalt Phase 7 and 8 pits.

GOLDCORP  |  29

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Cash costs for the second quarter of 2013 were $47 per ounce, or 6%, higher than in the first quarter of 2013 due to lower gold production ($343 per ounce), partially offset by lower operating costs ($295 per ounce). The decrease in operating costs was attributable to lower employee and contractors costs ($4 million) and lower fuel and tire costs ($3 million).

Drilling activity for the second quarter of 2013 was primarily focused on development drilling in the Mackay Pit Phase 1, Red Dot and Herco-North deposits. Stripping activity started in Phase 1 Mackay Pit in preparation for the electric shovel arrival in the fourth quarter of 2013. The final three of six new 290 tonne electric drive trucks acquired to phase out the smaller mechanical drive trucks were commissioned in the second quarter.

GOLDCORP  |  30

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Wharf mine, United States

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore mined	656,200	700,300	1,390,700	566,100	1,300,000

Tonnes of ore processed	831,300	693,100	751,200	842,800	853,600

Average grade processed (grams/tonne)	0.64	0.70	0.77	0.72	0.70

Average recovery rate	81%	80%	80%	78%	78%

Gold (ounces)

– Produced	16,200	12,500	13,700	19,500	18,300

– Sold	15,500	11,200	15,200	20,100	17,400

Average realized gold price (per ounce)	$1,377	$1,620	$1,709	$1,652	$1,593

Total cash costs (per ounce)	$808	$836	$849	$595	$602

Financial Data

Revenues	$22	$18	$25	$35	$31

Depreciation and depletion	$1	$1	$-	$1	$1

Earnings from operations	$8	$8	$12	$20	$17

Expenditures on mining interests	$5	$1	$3	$1	$3

Gold production for the second quarter of 2013 was 2,100 ounces, or 11%, lower than in the second quarter of 2012 due to 3% lower tonnage processed at 9% lower grades. Tonnage processed was lower due to heavy rainfalls resulting in unfavourable mining and crushing conditions. The lower grades were in accordance with the mining plan.

Cash costs for the second quarter of 2013 were $808 per ounce, an increase of $206 per ounce, or 34%, compared to the second quarter of 2012 due to higher operating costs ($111 per ounce) and lower gold production ($95 per ounce). Higher operating costs were due to higher labour costs and higher equipment rental costs.

Gold production for the second quarter of 2013 was 3,700 ounces, or 30%, higher than in the first quarter of 2013 due to 20% higher tonnage processed as a result of better crushing conditions, and the resolution of the temporary solution distribution issues associated with the startup of Leach Pad 4. Grades were 9% lower, as planned.

Cash costs for the second quarter of 2013 were $28 per ounce, or 3%, lower than in the first quarter of 2013 due to higher gold production ($235 per ounce), partially offset by higher operating costs ($207 per ounce). Higher operating costs were attributed to higher fuel, maintenance, and consumables costs ($3 million).

GOLDCORP  |  31

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Alumbrera mine, Argentina (Goldcorp’s interest – 37.5%)

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012	June 30 2012

Tonnes of ore mined	1,844,400	1,693,200	2,936,600	3,252,900	3,270,300

Tonnes of waste removed	5,871,700	5,865,300	6,126,500	6,853,000	6,233,100

Ratio of waste to ore	3.2	3.4	2.1	2.1	1.9

Tonnes of ore milled	3,561,700	3,513,200	3,915,500	3,815,200	3,656,500

Average mill head grade

– Gold (grams/tonne)	0.38	0.34	0.35	0.45	0.43

– Copper	0.37%	0.32%	0.34%	0.44%	0.45%

Average recovery rate

– Gold	69%	65%	71%	74%	71%

– Copper	77%	75%	85%	85%	86%

Produced

– Gold (ounces)	29,900	24,700	31,800	40,500	36,700

– Copper (thousands of pounds)	21,600	18,800	25,400	31,200	31,500

Sold

– Gold (ounces)	24,200	22,500	40,600	55,700	9,700

– Copper (thousands of pounds)	19,400	16,500	33,400	44,300	6,800

Average realized price

– Gold (per ounce)	$1,216	$1,634	$1,663	$1,715	$1,561

– Copper (per pound)	$2.63	$3.37	$3.47	$3.62	$2.35

Total cash costs (per gold ounce) (1)	$299	$14	$(894)	$(628)	$(207)

Financial Data (2)

Revenues	$81	$93	$189	$256	$32

Depreciation and depletion	$16	$15	$21	$25	$9

Earnings from operations	$10	$21	$84	$103	$3

Expenditures on mining interests	$20	$21	$6	$16	$4

(1)

The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue. If copper were treated as a co-product, total cash costs for the three months ended June 30, 2013 would be $907 per ounce of gold and $2.18 per pound of copper (2012 – $723 and $1.81, respectively). Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2013 would be $953 per ounce of gold and $1.71 per pound for copper (2012 - $788 per ounce of gold and $1.73 per pound of copper, respectively).

(2)

As a result of the application of IFRS 10 - Consolidated Financial Statements (“IFRS 10”), the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Alumbrera on a proportionate rather than equity basis.

For the three months ended June 30, 2013, the Company’s equity (loss) earnings from Alumbrera were $(7) million (six months ended June 30, 2013 - $2 million).

Goldcorp’s share of Alumbrera’s gold and copper production in the second quarter of 2013 was 6,800 ounces, or 19%, and 9.9 million pounds, or 31%, respectively, lower than in the second quarter of 2012, primarily due to lower grades and lower recoveries. Gold and copper head grades were 12% and 18% lower than in the second quarter of 2012 respectively, as a consequence of processing ore from the Southwest phase 10 during the second quarter of 2013, in accordance with the mine plan, where head grades were lower than the Northwest and Northeast phase 10 ore processed in the second quarter of 2012. As mining moves into higher grade areas over the remainder of 2013, anticipated full year production remains on track.

GOLDCORP  |  32

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Ore mined in the second quarter of 2013 was 44% lower than in the second quarter of 2012 mainly due to having one shovel in operation due to the constricted area being mined as compared to the second quarter of 2012 when there were two in operation.

Cash costs in the second quarter of 2013 were $299 per ounce, an increase of $506 per ounce, compared to the second quarter of 2012 primarily due to higher operating costs ($1,211 per ounce), partially offset by higher gold production ($590 per ounce) and higher by-product credits ($115 per ounce). The increase in operating costs was mainly attributable to higher repair and maintenance costs as well as higher employee and contractor costs, partially offset by higher capitalized development related to stripping activities. Costs were impacted by approximately $4 million as a result of inflationary pressures in Argentina.

Goldcorp’s share of Alumbrera’s gold and copper production during the second quarter of 2013 was 5,200 ounces, or 21%, and 2.8 million pounds, or 15%, higher than in the first quarter of 2013, respectively, due to higher head grades and higher recoveries. Gold and copper head grades were higher than in the prior quarter by 12% and 16%, respectively, due to ore being mined from the higher levels of the Southwest benches in phase 10 compared to the prior quarter when ore was mined from the lower grade, deeper levels of phase 10.

Cash costs for the second quarter of 2013 were $285 per ounce higher than in the first quarter of 2013 primarily due to higher operating costs ($234 per ounce) and lower by-product sales credits ($217 per ounce), partially offset by higher gold production ($166 per ounce). The increase in operating costs was primarily attributable to higher YMAD royalties, higher repair and maintenance costs and higher power costs due to higher unit prices, partially offset by higher capitalized development related to stripping activities. The higher unit price of power costs are driven by price seasonality due to lower climate temperatures.

The provisional pricing impact of lower realized copper prices during the second quarter of 2013 was $10 million, or $402 per ounce. The provisional pricing impact of lower realized copper prices in the prior quarter was $4 million, or $178 per ounce.

The feasibility study for the Agua Rica project is in progress and is expected to be complete by the end of the second half of 2013.

GOLDCORP  |  33

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Pueblo Viejo mine, Dominican Republic (Goldcorp’s interest – 40%)

	Three months ended

Operating Data	June 30 2013	March 31 2013	December 31 2012	September 30 2012

Tonnes of ore mined	943,700	1,156,000	1,466,700	1,019,900

Tonnes of waste removed	134,400	398,500	469,200	648,100

Ratio of waste to ore	0.14	0.34	0.32	0.64

Tonnes of ore processed	443,400	288,700	206,700	89,400

Average grade (grams/tonne)

– Gold	6.02	7.20	6.99	0.57

– Silver	40.0	47.1	55.6	4.2

Average recovery rate

– Gold	94%	96%	94%	61%

– Silver	36%	27%	48%	63%

Produced

– Gold (ounces)	81,000	64,100	43,700	1,000

– Silver (ounces)	206,800	117,800	177,200	7,600

Sold

– Gold (ounces)	71,700	64,700	6,300	-

– Silver (ounces)	135,000	201,800	-	-

Average realized price

– Gold (per ounce)	$1,413	$1,624	$1,696	$-

– Silver (per ounce)	$23.10	$30.18	$-	$-

Total cash costs (per gold ounce) (1)	$507	$472	$-	$-

Financial Data (2)

Revenues	$105	$111	$-	$-

Depreciation and depletion	$11	$10	$-	$-

Earnings (loss) from operations	$30	$64	$-	$-

Expenditures on mining interests	$27	$37	$129	$84

(1)

The calculation of total cash costs per ounce of gold is net of by-product silver sales revenue. If silver were treated as a co-product, total cash costs for the three months ended June 30, 2013 would be $531 per ounce of gold and $9.96 per ounce of silver. Production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices (see page 2). Using actual realized sales prices, the co-product total cash costs for the three months ended June 30, 2013 would be $534 per ounce of gold and $8.72 per ounce of silver.

(2)

The Company’s 40% interest in Pueblo Viejo is classified as an investment in associate and is accounted for using the equity method with the Company’s share of net earnings and net assets separately disclosed in the Consolidated Statements of Earnings and Consolidated Balance Sheets, respectively. The financial data disclosed in the table represents the financial data of Pueblo Viejo on a proportionate rather than equity basis.

For the three months ended June 30, 2013, the Company’s equity earnings from Pueblo Viejo were $22 million (six months ended June 30, 2013 - $55 million).

Goldcorp’s share of Pueblo Viejo’s gold and silver production in the second quarter of 2013 was 16,900 ounces, or 26%, and 89,000 ounces, or 76%, respectively, higher than in the first quarter of 2013, primarily due to higher tonnage processed. The increase in tonnes milled during the quarter resulted from the ramp up of the autoclave facility and resolution of issues with certain components which affected production during the first quarter. Production in the first half of 2013 was lower than expected as a result of these ongoing modifications and repairs to the autoclave facility. The modifications are being implemented on all four autoclaves as they are available for maintenance and it is anticipated that planned production levels will be achieved and sustained during the second half of the year.

GOLDCORP  |  34

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Silver recoveries were impacted by heating and lime issues. Remediation activities to improve the silver recoveries are currently being evaluated.

Cash costs in the second quarter of 2013 were $507 per ounce, an increase of $35 per ounce, or 7%, compared to the first quarter of 2013 primarily due to higher operating costs ($40 per ounce) and lower silver credits ($51 per ounce), partially offset by higher gold production ($56 per ounce). The increase in operating costs was primarily attributable to increased power costs as operations continue to ramp up and higher tire costs due to increased hauling distances, partially offset by lower contractor costs incurred during the second quarter of 2013.

Construction of the 215 MW dual fuel power plant is progressing according to schedule and is expected to be commissioned by the end of the third quarter of 2013. Commissioning activities related to the copper circuit continued during the quarter and first copper production is expected to commence during the fourth quarter of 2013.

In May 2013, PVDC reached an agreement in principle with the Government concerning amendments to the Pueblo Viejo SLA. The agreement in principle addresses the fiscal objectives of the country in a way that will provide stability for both parties moving forward. If the proposed amendments are implemented and entered into force, revenues to the Government will be increased and brought forward via a number of proposed changes.

Based on the proposed amendments, it is anticipated there will be an approximate 50/50 split of the expected cash flows from the mine between PVDC and the Government over the years 2013-2016. This would result in tax revenues to the Government of approximately $2.2 billion over this period at a gold price of $1,600 per ounce. The economic benefit of these changes over the life of the mine to the Government is approximately $1.5 billion (net present value at 5% discount rate and $1,600 gold price assumption).

The proposed amendments are subject to negotiation of a Definitive Agreement, which will require the approval of the Boards of Directors of Barrick Gold Corporation and Goldcorp and the project lenders. The Definitive Agreement will also be subject to approval by the Congress of the Dominican Republic. The SLA will continue according to its present terms unless and until the Definitive Agreement is fully executed and approved. The Government has reaffirmed its support for this world class mine. Based on the Company’s current assessment of the economic impact of these assessments, the carrying value of the project is recoverable.

GOLDCORP  |  35

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

PROJECTS REVIEW

Cerro Negro Project, Argentina

The Cerro Negro project is an advanced-stage, high grade vein system located in the Province of Santa Cruz, Argentina. The land position comprises 215 square kilometres with numerous discoveries of high grade gold and silver veins. As of December 31, 2012, Cerro Negro contained  5.74 million ounces of proven and probable gold reserves (18.91mt at 9.43g/t) as compared to 4.54 million ounces at December 31, 2011 due to a successful exploration program focused on the Mariana Central, Mariana Norte and San Marcos veins. With annual production expected to average 525,000 ounces of gold in its first five full years of production, Cerro Negro is well-positioned as Goldcorp’s next cornerstone gold mine.

Throughout the second quarter of 2013, advancements continued across key areas of the project including plant construction, infrastructure, mine development and exploration. While the required permit was obtained in March, the six month delay in the construction start of the main transmission line has shifted the execution period into the Patagonian winter and has the potential to delay commissioning and initial production until the first quarter of 2014. Effective immediately and due to current metal prices and business climate, all nonessential activities and support infrastructure considered supplementary to the operating facility will be deferred until 2014, and the termination of all exploration activities at site. Key challenges to achieving first gold production according to the current schedule and capital cost estimates include:

•	Completion and energization of the transmission line;

•	Mechanical completion of the plant by the end of the year;

•	Achieving target concrete and steel erection productivity rates throughout the winter months;

•	Labor productivity, including minimization of labour disputes and disruptions; and

•	Inflation and foreign currency exchange rate assumptions.

Manpower levels have increased as required to support the project schedule, growing to a total workforce of 3,451 in June of which 670 were direct employees. Safe production remains a fundamental pillar for all activities and the project successfully completed over 2.8 million hours of work without a lost time injury. Safety and training efforts continue in the development of a local workforce. With the purchase and installation of two mine simulator training units in the second quarter, training for underground equipment operators will commence in July to support the mine production schedule.

Infrastructure and Construction

Activities advanced well with Engineering, Procurement and Construction Management (“EPCM”) activities reaching 60% of the execution plan, and detailed engineering at 93% complete by the end of the second quarter of 2013.

Key activities and developments in the second quarter of 2013 include:

•	Continuation with erection of structural steel for the grinding building with 76% completion;

•	Commencement with the installation of siding and roof for the grinding building with 30% completed;

•	Ball mill mounted and ring gear installed;

•

Completed the retaining wall for the primary crusher, mounted the primary crusher and continued with installation of structural steel in the crusher building, reaching 75% completion by the end of the quarter;

•	Completion of the tailings facility remains on plan for completion in the third quarter of 2013;

•

The majority of the concrete foundations were poured for the power line poles for construction of the power line to connect Eureka Mine to the Marianas Mines (100%) and from the Marianas Mines to the plant (90%);

•	Reclaim tunnel concrete complete with commencement of mechanical work at the end of the second quarter; and

•	Contractor selection for construction of the 132KVA transmission line to connect to the national power grid.

GOLDCORP  |  36

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Mine Development

Underground ore production from the Eureka mine commenced on April 1, and initial ore development commenced at the Mariana Norte and Mariana Central mines during June. Ore is being stockpiled on the surface while mine development continues with ramp access, vertical raises, and horizontal stope development. At the end of the second quarter of 2013, the stockpile is in line with planned tonnes, while estimated gold and silver grades are higher than anticipated. The Eureka mine continues to accelerate production activities in-line with planned levels as production quantities ramped up to approximately 500 tonnes per day at the end of the second quarter. Production levels from the Eureka mine are schedule to increase to approximately 800 tonnes per day during the third quarter of 2013, with initial stope production at the Mariana Central and Mariana Norte mines scheduled to occur during 2014. The following table outlines the quantity of ore stockpiled at Cerro Negro:

Three Months Ended
Cerro Negro Production (Surface Stockpile)	June 30 2013	March 31 2013	December 31 2012	Cumulative Project to date

Tonnes	38,738	11,004	15,166	90,058
Grade Au (g/t)	14.23	13.93	11.08	12.78
Grade Ag (g/t)	262.0	277.5	204.0	238.0

Total underground mine development during the second quarter of 2013 was 2,102 metres, compared to 1,789 metres in the prior quarter. The Eureka and Mariana Central mines exceeded their planned development metres for the quarter and remain the focus for development, as they will collectively contribute approximately 93% of the contained gold ounces mined until the end of 2014. Both the Mariana Central and Mariana Norte mines are now developing multiple areas and combined with the primary ramp and development rates are expected to continue to increase in-line with planned levels in the third and fourth quarters of 2013.

Three Months Ended
Development Area (Metres)	June 30 2013	March 31 2013	December 31 2012	Cumulative Project to date

Eureka	1,273	1,283	1,174	9,966
Mariana Central	442	324	292	1,256
Mariana Norte	387	182	199	878
Total	2,102	1,789	1,665	12,100

Exploration

Surface exploration diamond drilling commenced on the Cerro Negro property during the month of April and 16,308 metres were drilled during the quarter. Initial assay results were starting to be received late in the second quarter of 2013.

Capital Expenditures

At June 30, 2013, total project expenditures and future commitments are $975 million, excluding exploration, of which $789 million is spent and $186 million is committed. Capital expenditures and capitalized exploration, including deposits on mining interests and net of capitalized interest, for the three months ended June 30, 2013 were $137 million and $5 million, respectively ($289 million and $7 million for the six months ended June 30, 2013, respectively).

On June 13, 2013, the Province of Santa Cruz passed amendments to the Provincial Tax Code and Provincial Tax Law, which imposes a new tax on mining real estate property in the Province. The tax will amount to 1% of the value of the economically viable reserves of mining projects as indicated in feasibility studies filed with the Province or as published in a corporation’s annual financial statements. The new law came into force on July 5, 2013. There are a number of uncertainties surrounding the scope, calculation and enforcement of the tax and the mining industry is waiting for publication of regulations detailing these matters. It is expected that the tax will be

GOLDCORP  |  37

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

payable annually by the Company’s Cerro Negro project, which is currently under construction. The Company, as well as potentially other mining companies operating in the Province of Santa Cruz, plans to challenge the constitutionality and legality of the new tax law.

Éléonore Project, Canada

The Éléonore project is located in the northeast corner of the Opinaca Reservoir in the James Bay region of Quebec, Canada. The Éléonore  deposit  is a major gold discovery in a relatively unexplored area in the Province of Quebec, located in the core of what Goldcorp believes to be a  promising new gold district in North America. Proven and probable gold reserves at Éléonore at December 31, 2012 were 3.03 million ounces  (12.48mt at 7.56g/t). Initial capital expenditures are estimated to be $1.75 billion as at January 1, 2013. First gold production remains on track for  late 2014. Forecast average life-of-mine gold production from Éléonore at full production is approximately 600,000 ounces per year.

Forest fires in early July in the James Bay area caused a temporary evacuation of the site and suspension of construction activities. All infrastructure and equipment were undamaged. In addition, certain activities were halted for the last two weeks of June due to a general strike of the construction sector in the province but workers returned to work in the first week of July. Management is currently evaluating the construction schedule with minor impacts expected.

Engineering and Construction

Engineering activities progressed significantly during the second quarter of 2013 in all areas on-site.

Key activities and development in the second quarter of 2013 include:

•	Surface construction activities advanced well throughout the second quarter of 2013, with total progress nearing 59% complete;

•	Completed the foundations and building construction of the concentrator building and started interior concrete work including the equipment bases;

•	Mechanical installation in the concentrator building was started;

•	Construction of the paste backfill plant continued with foundations completed and structural steel erection on-going;

•	Commenced construction of foundations for the crushing buildings (primary and secondary);

•	Expansion of the ore and waste pad is substantially complete and in operation;

•	Commenced construction and industrial water piping installation;

•	Continued the construction of the tailings management facility;

•	Ball mill shell is expected to arrive at site by end of July;

•	Potable water treatment upgrade was completed providing a capacity of 450 cubic metres per day;

•	Completed Simoneau Bridge enlargement work to improve access to site; and

•	Delivered the last 100 rooms of the permanent camp.

Exploration

Exploration activities during the second quarter focused on in-fill drilling in the Upper mine area and exploration in the Lower mine area. A total of 23,528 metres of diamond drilling was completed from working platforms in the exploration ramp and at the 650m level, as compared to 18,885 metres in the prior quarter. Currently, four diamond drills are conducting infill and exploration drilling.

Mine Development

The exploration ramp excavation progressed as planned, and has now reached 3,352 metres in length, which corresponds to a vertical depth of 515 metres below surface. The ramp is planned to connect with the main mine level (650m level) in November and will create a second way of egress with a complete ventilation circuit. In parallel with the ramp development, four other development crews were active at the end of June excavating mining levels in the Upper mine.

GOLDCORP  |  38

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

The production shaft reached a depth of 383 metres and is on track to reach the year end objective of 742 metres.

At June 30, 2013, total project expenditures since January 1, 2011, excluding investment tax credits and capitalized interest, are $1.2 billion, $979 million of which is spent and $237 million of which is committed. Capital expenditures, excluding capitalized interest and investment tax credits, during the three months ended June 30, 2013, amounted to $161 million ($284 million - six months ended June 30, 2013).

Cochenour Project, Canada

The Cochenour Project combines the existing workings of the historic Cochenour mine with the Bruce Channel gold discovery. The  Cochenour/Bruce Channel deposit is located down dip from the historic Cochenour mine and is a key component of Goldcorp’s consolidation plans  in the Red Lake district. A study of the overall project was completed in the fourth quarter of 2012 which has concluded that the centre of the  Bruce Channel ore body is lower than previously expected, necessitating the deepening of the Cochenour shaft by 245 metres. Initial capital  expenditures are estimated to be $540 million at January 1, 2013, excluding the $108 million spent prior to 2011 and move first gold production into  the first half of 2015. Following ramp-up to full production, forecast life-of-mine gold production from Cochenour is expected to be between 225,000  – 250,000 ounces per year. As a result of 2012 drilling, inferred resources increased to 3.25 million ounces of gold (9.05mt at 11.18g/t) as  compared to 3.21 million ounces of gold at December 31, 2011.

Widening of the old Cochenour shaft continued to advance during the second quarter of 2013, with 65 metres slashed to a total depth of 716 metres, as compared to 120 metres in the prior quarter. A concrete liner was also placed for a total concrete depth of 707 metres, as compared to 640 metres in the prior quarter. The advance rates are consistent with plan.

Advancing of the five kilometre Cochenour Red Lake Haulage Drift continued with 76% completed at the end of the second quarter of 2013. The advance rate in the drift has been reduced to address the ground conditions and to accommodate additional diamond drill platforms. Two drills continue to work in the haulage drift to test the potential of the underexplored area. Underground exploration diamond drilling of the Bruce Channel Deposit will commence in the second half of the year once the haulage drift is close enough to drill from and drilling platforms are excavated.

At June 30, 2013, total project expenditures since January 1, 2011, excluding investment tax credits, are $268 million, $258 million of which is spent and $10 million of which is committed. Capital expenditures, excluding investment tax credits, during the three months ended June 30, 2013 amounted to $20 million ($42 million – six months ended June 30, 2013). These have been included in total expenditures on mining interests in Red Lake, and consist mainly of exploration, construction of surface infrastructure, shaft slashing (widening) and sinking, and development of the Cochenour Red Lake Haulage Drift.

El Morro Project, Chile (Goldcorp’s interest – 70%)

El Morro is an advanced stage, world-class gold/copper project in northern Chile, one of the most attractive mining jurisdictions in the world. El  Morro contained 6.73 million ounces (Goldcorp’s share) of proven and probable gold reserves (449.51mt at 0.47g/t) at December 31, 2012, compared to 5.84 million ounces at December 31, 2011, due to a redesign of the ultimate pit based on higher gold and copper prices. Located in  the Atacama region of Chile approximately 80 kilometres east of the city of Vallenar and at a 4,000 metre altitude, El Morro comprises a large, 36-square kilometre land package with significant potential for organic growth through further exploration. Two principal zones of gold-copper  mineralization have been identified to date – the El Morro and La Fortuna zones – and the Company has identified several additional targets as part  of its regional exploration plan. Future exploration efforts will also test the potential bulk-mineable gold and copper production below the bottom of  the current pit.

All El Morro project field construction activities remain suspended since April 27, 2012 pending the definition and implementation by the Chilean environmental permitting authority (the “SEA”) of a community consultation process which corrects certain deficiencies in that

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

process as specifically identified by the Antofogasta Court of Appeals. The Chilean authorities and local communities continue to refine and advance this new consultation process with the Company’s support. Overall project activities are restricted to gathering information and engineering to support permit applications for submission following the completion of the administrative process and optimization of the project including securing a long-term power supply.

At June, 2013, total project expenditures are $212 million. Capital expenditures, excluding capitalized interest, during the three months ended June 30, 2013 were $8 million ($21 million – six months ended June 30, 2013).

Camino Rojo Project, Mexico

The Camino Rojo project is located approximately 50 kilometres southeast of Goldcorp’s Peñasquito mine with a 3,389 square kilometre land position which includes the Represa deposit. Successful drilling at the Camino Rojo project has contributed 1.63 million ounces to proven and probable gold reserves (66.76mt at 0.76g/t) at December 31, 2012, based on a positive study for mining of near-surface oxide and transition mineralization with conventional heap leach processing. The Company is following up on positive exploration results in the sulphide portions of the deposit that have deferred development of the oxide heap leach operation until the scope of the sulphide opportunity is better understood.

During the second quarter of 2013, exploration activities were focused on infill drilling and extraction of more than 15 tonnes of core samples for metallurgical studies of the sulphide portions of the West Extension and Represa zones. In addition, 20 tonnes of oxide and transitional core samples were extracted from the Represa zone for column and floatation testing. Ten core drills operated for a total 34,533 metres drilled in 70 holes. Technical studies supporting the request for environmental permits for the exploration activities were submitted to the appropriate regulatory authorities.

At June 30, 2013, total project expenditures were $51 million. Capitalized expenditures, excluding capitalized interest, during the three months ended June 30, 2013 amounted to $4 million ($13 million – six months ended June 30, 2013).

Cerro Blanco Project, Guatemala

The Cerro Blanco Project is located in southwestern Guatemala and is considered to be a classic hot springs gold deposit with typical bonanza type gold mineralization. At December 31, 2012, Cerro Blanco contained 1.27 million ounces of measured and indicated gold resources (2.52mt at 15.64g/t). The activities in 2012 were focused on accessing the mineralized zone from underground.

Activities continued to focus on the updated project feasibility study which is now expected to be completed in the second half of 2013. The Company has indefinitely suspended work at the Cerro Blanco project, in light of the capital expenditure deferrals in 2013, which has resulted in an impairment charge of $131 million, net of tax ($131 million before tax), related to its carrying value.

As of June 30, 2013, total project expenditures were $151 million. Capital expenditures, including deposits on mining interests, during the three months ended June 30, 2013 amounted to $3 million ($6 million – six months ended June 30, 2013).

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP FINANCIAL PERFORMANCE MEASURES

The Company has included certain non-GAAP performance measures throughout this document. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s operating and economic performance; however, these non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

The Company calculates its non-GAAP performance measures on an attributable basis. Attributable performance measures include the Company’s mining operations and projects, and the Company’s share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more relevant measurement of the Company’s operating and economic performance, and reflects the Company’s view of its core mining operations.

TOTAL CASH COSTS (BY-PRODUCT) PER GOLD OUNCE

By-product cash costs incorporate Goldcorp’s share of all production costs, adjusted for changes in estimates at the Company’s closed mines which are non-cash in nature, and include Goldcorp’s share of by-product credits, and treatment and refining charges included within revenue. Additionally, cash costs are adjusted for realized gains and losses arising on the Company’s commodity and foreign currency contracts which the Company enters into to mitigate the Company’s exposure to fluctuations in by-product metal prices, heating oil prices and foreign exchange rates, which may impact the Company’s operating costs.

In addition to conventional measures, the Company uses total cash costs, by product and co-product, per gold ounce, to monitor its operating cash costs internally and believes these measures provide investors and analysts with useful information about the Company’s underlying cash costs of operations and the impact of by-product revenues on the Company’s cost structure. The Company reports total cash costs on a gold ounces sold basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Gold Institute, which ceased operations in 2002, was a non-regulatory body and represented a global group of suppliers of gold and gold products. The production cost standard developed by the Gold Institute remains the generally accepted standard of reporting cash costs of production by gold mining companies.

The following table provides a reconciliation of total cash costs (by-product) per ounce to the unaudited condensed interim consolidated financial statements for each of the three and six months ended:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Production costs per unaudited interim consolidated financial statements (1)	$545	$446	$1,048	$935
Treatment and refining charges on concentrate sales	33	42	55	83
By-product silver, copper, lead and zinc sales	(205)	(290)	(419)	(653)
Realized (losses) gains on foreign currency, heating oil and commodity contracts	(11)	(4)	(16)	(9)
Other	(5)	-	(6)	-
Consolidated total cash costs (by-product)	357	194	662	356
Alumbrera total cash costs	10	3	10	(22)
Pueblo Viejo total cash costs	36	-	67	-
Goldcorp’s share of total cash costs (by-product)	403	197	739	334
Divided by ounces of Goldcorp’s share of gold sold	624,300	532,000	1,219,400	1,077,700

Goldcorp’s share of total cash costs (by-product) per gold ounce (2)	$646	$370	$606	$310

(1)

$14 million and $34 million in royalties are included in production costs for the three and six months ended June 30, 2013, respectively, per the unaudited interim condensed consolidated financial statements (three and six months ended June 30, 2012 - $19 million and $41 million, respectively).

(2)

If silver, lead and zinc for Peñasquito, silver for Marlin and Pueblo Viejo and copper for Alumbrera were treated as co-products, total cash costs for the three and six months ended June 30, 2013 would be $713 per ounce of gold and $713 per ounce of gold, respectively (three and six months ended June 30, 2012 – $619 per ounce of gold and $635 per ounce of gold, respectively).

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ALL-IN SUSTAINING COSTS PER GOLD OUNCE

The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost performance measure; however, this performance measure has no standardized meaning. Effective June 30, 2013, the Company has conformed its all-in sustaining definition to the measure as set out in the guidance note released by the World Gold Council (1) on June 27, 2013 and which is expected to be effective from January 1, 2014. The comparative periods have been restated accordingly.

All-in sustaining costs include total production cash costs incurred at the Company’s mining operations, which forms the basis of the Company’s by-product cash costs. Additionally, the Company includes sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs, and reclamation cost accretion. The Company believes that this measure represents the total costs of producing gold from current operations, and provides the Company and other stakeholders of the Company with additional information of the Company’s operational performance and ability to generate cash flows. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included. Certain other cash expenditures, including tax payments, dividends and financing costs are also not included. The Company reports this measure on a gold ounces sold basis.

The following table provides a reconciliation of all-in sustaining costs per ounce to the unaudited condensed interim consolidated financial statements for each of the three and six months ended:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Total cash costs (by-product)	$403	$197	$739	$334
Corporate administration	63	57	123	129
Exploration and evaluation costs	12	16	25	35
Reclamation cost accretion and amortization	8	6	16	12
Sustaining capital expenditures	309	284	572	496
Other	4	-	4	-
All-in sustaining costs	$799	$560	$1,479	$1,006
Gold sales ounces	624,300	532,000	1,219,400	1,077,700
All-in sustaining costs per gold ounce	$1,279	$1,052	$1,213	$933

Sustaining capital expenditures are defined as those expenditures which do not increase annual gold ounce production at a mine site and excludes all expenditures at the Company’s projects and certain expenditures at the Company’s operating sites which are deemed expansionary in nature. The following table reconciles sustaining capital expenditures to the Company’s total capital expenditures for each of the three and six months ended:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012
Expenditures on mining interests and deposits per unaudited interim consolidated financial statements	$582	$625	$1,115	$1,212
Expenditures on mining interests by Alumbrera and Pueblo Viejo (2)	47	5	91	(28)
Goldcorp’s share of expenditures on mining interests and deposits	$629	$630	$1,206	$1,184
Sustaining capital expenditures	309	284	572	496
Project capital expenditures	320	346	634	688
	$629	$630	$1,206	$1,184

(1)	The World Gold Council is a non-regulatory market development organisation for the gold industry whose members comprise global senior gold mining companies.

(2)

Expenditures on mining interests by Alumbrera and Pueblo Viejo represent mining interest expenditures net of additional funding investments which are included in expenditures on mining interests per the unaudited interim condensed consolidated financial statements.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

NON-GAAP MEASURE – ADJUSTED NET EARNINGS

Adjusted net earnings excludes gains/losses and other costs incurred for acquisitions and disposals of mining interests, impairment charges, unrealized and non-cash realized gains/losses of financial instruments, foreign exchange impacts on deferred income tax and foreign exchange arising on working capital at certain of the Company’s capital projects, as well as significant non-cash, non-recurring items. The Company also excludes the net (earnings) losses from the Company’s equity investments in Primero and Tahoe. The Company excludes these items from net (loss) earnings to provide a measure which allows the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flow. The Company’s adjusted net earnings does include the Company’s equity share of net earnings from Alumbrera and Pueblo Viejo as the Company considers those operations to comprise part of the Company’s core mining portfolio and to be significant contributors to the Company’s financial results.

The following table provides a reconciliation of adjusted net earnings to the unaudited condensed interim consolidated financial statements for each of the three and six months ended:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Net (loss) earnings attributable to shareholders of Goldcorp per consolidated financial statements	$(1,934)	$268	$(1,625)	$747

Share of net losses of associates, net of tax	4	17	8	39

Impairment of mining interests and goodwill	1,958	-	1,958	-

Losses on available-for-sale securities, net of tax	9	50	12	55

Gains on derivatives, net of tax	(16)	(63)	(57)	(113)

Unrealized losses (gains) on foreign exchange translation of deferred income tax assets and liabilities	74	53	57	(2)

Impairment of Primero 1-year convertible note	-	8	-	8

Foreign exchange losses on capital projects	22	-	22	-

Other	-	(1)	(5)	2

Total adjusted net earnings	$117	$332	$370	$736

Weighted average shares outstanding (000’s)	812,043	810,420	811,857	810,233

Adjusted net earnings per share	$0.14	$0.41	$0.46	$0.91

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

ADJUSTED OPERATING CASH FLOWS AND FREE CASH FLOWS

Adjusted operating cash flows comprises Goldcorp’s share of operating cash flows before working capital changes. Free cash flows comprises Goldcorp’s share of net cash provided by operating activities and includes the Company’s share of expenditures on mining interests and deposits on mining interests expenditures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance and ability to operate without reliance on additional external funding or use of available cash.

The following table provides a reconciliation of Goldcorp’s share of adjusted operating cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three and six months ended:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Net cash provided by operating activities	$80	$510	$374	$849

Change in working capital	265	9	310	100

Adjusted operating cash flows provided by Alumbrera and Pueblo Viejo	43	1	104	51

Goldcorp’s share of adjusted operating cash flows	$388	$520	$788	$1,000

The following table provides a reconciliation of Goldcorp’s share of free cash flows to net cash provided by operating activities per the unaudited condensed interim consolidated financial statements for the three and six months ended:

	Three Months Ended June 30		Six Months Ended June 30
	2013	2012	2013	2012

Net cash provided by operating activities	$80	$510	$374	$849

Expenditures on mining interests	(517)	(579)	(996)	(1,116)

Deposits on mining interests expenditures	(65)	(46)	(119)	(96)

Interest paid	-	-	(9)	(9)

Consolidated free cash flows	$(502)	$(115)	$(750)	$(372)

Free cash flows provided by Alumbrera and Pueblo Viejo	(63)	42	(26)	26

Goldcorp’s share of free cash flows	$(565)	$(73)	$(776)	$(346)

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

FINANCIAL INSTRUMENTS RISK EXPOSURE

The Company manages its exposure to financial risks, including credit risk, liquidity risk, currency risk, interest rate risk and price risk, in accordance with its Risk Management Policy. The Company’s Board of Directors oversees management’s risk management practices by setting trading parameters and reporting requirements. The Risk Management Policy provides a framework for the Company to manage the risks it is exposed to in various markets and to protect itself against adverse price movements. All transactions undertaken are to support the Company’s ongoing business. The Company does not acquire or issue derivative financial instruments for trading or speculative purposes.

The following describes the types of risks that the Company is exposed to, and its objectives and policies for managing those risk exposures:

(i)	Credit risk

Credit risk is the risk that the counterparty to a financial instrument will cause a financial loss for the Company by failing to discharge its obligations. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2013.

(ii)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. There has been no significant change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2013. However, in light of the recent decline in metal prices, access to capital markets has become more constrained with a potential to increase the cost of any future borrowings.

During the three and six months ended June 30, 2013, the Company generated operating cash flows of $80 million and $374 million, respectively (three and six months ended June 30, 2012 – $510 million and $849 million, respectively). At June 30, 2013, Goldcorp held cash and cash equivalents of $899 million (December 31, 2012 – $757 million; January 1, 2012 – $1,458 million) and working capital of $1,815 million (December 31, 2012 – $1,127 million; January 1, 2012 – $2,130 million) which the Company defines as current assets less current liabilities. The Company also held $491 million of deposits with terms greater than 90 days at June 30, 2013 (December 31, 2012 – $nil; January 1, 2012 – $272 million).

On March 20, 2013, the Company issued two tranches of notes totalling $1.5 billion, consisting of $500 million of 5-year Notes with a coupon rate of 2.125% and $1.0 billion of 10-year Notes with a coupon rate of 3.70%. The Notes are unsecured and interest is payable semi-annually in arrears on March 15 and September 15 of each year, beginning on September 15, 2013. The Company received proceeds of $1.48 billion, net of transaction costs. Holders of the Notes may redeem their holding at any time during the three months prior to maturity.

During the three months ended March 31, 2013, the Company’s Cerro Negro project in Argentina entered into a 1-year $131 million credit facility agreement with Alumbrera. The principal drawn bears interest at 2% per annum. At June 30, 2013, Cerro Negro had drawn $131 million against the facility which has been recorded in other current liabilities in the Condensed Interim Consolidated Balance Sheets.

On December 18, 2012, the Company entered into a 1-year 469 million Argentine peso ($100 million) credit facility with a third party in Argentina. This credit facility will be used to fund construction at the Company’s Cerro Negro project. The facility bears interest at Badlar, the average interest rate paid on short-term deposits over 1 million Argentine pesos, plus a floating margin based on 75% of the differential between the general lending rate and the deposit rate set by the Standard Bank Argentina S.A. At June 30, 2013, the Company had drawn 220 million Argentine peso ($41 million) against the credit facility (December 31, 2012 – 220 million Argentine peso ($45 million); January 1, 2012 – $nil) which has been recorded in other current liabilities in the Condensed Interim Consolidated Balance Sheets.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

At June 30, 2013, the Company had an undrawn $2.0 billion revolving credit facility available.

In April 2010, Barrick Gold Corporation (“Barrick”), the project operator, and Goldcorp finalized the terms for $1.035 billion (100% basis) in project financing for Pueblo Viejo (Goldcorp’s share – $414 million). The lending syndicate is comprised of international financial institutions including two export credit agencies and a syndicate of commercial banks. The financing amount is divided into three tranches consisting of $375 million, $400 million and $260 million with terms of fifteen years, fifteen years and twelve years, respectively. The $375 million tranche bears a fixed coupon rate of 4.02% for the entire fifteen years. The $400 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 5.10% (inclusive of a political risk insurance premium) for years thirteen to fifteen. The $260 million tranche bears a coupon rate of LIBOR plus 3.25% pre-completion and scales gradually to LIBOR plus 4.85% (inclusive of political risk insurance premium) for years eleven and twelve. Barrick and Goldcorp have each provided a guarantee for their proportionate share of the loan. The guarantees will terminate upon Pueblo Viejo meeting certain operating completion tests and are subject to a carve-out for certain political risk events. At June 30, 2013, there was a total of $940 million drawn against the credit facility (Goldcorp’s share – $376 million). Subsequently, in July 2013, the remaining balance of $95 million was drawn against the credit facility (Goldcorp’s share – $38 million) for total outstanding balance of $1.035 billion (Goldcorp’s share – $414 million).

At June 30, 2013, the Company had letters of credit outstanding and secured deposits in the amount of $422 million (December 31, 2012 – $427 million; January 1, 2012 – $308 million).

In the opinion of management, the working capital at June 30, 2013, together with future cash flows from operations and available funding facilities, is sufficient to support the Company’s commitments. At June 30, 2013, the Company’s capital and operating commitments over the next twelve months, including its share of commitments of its associates, amounted to $757 million (December 31, 2012 – $755 million; January 1, 2012 – $768 million). The Company’s total planned capital expenditures for 2013 are $2.6 billion, 40% of which relate to operations and the remaining 60% to projects (Cerro Negro, Éléonore, Cochenour, El Morro and Camino Rojo).

For the periods beyond 2013, the Company’s cash flows from operations and available funding under the Company’s loan and credit facilities are expected to sufficiently support further expansions and growth. Peñasquito will be the main driver of the Company’s gold production growth expected in the next five years, with significant contributions from Red Lake, Pueblo Viejo and Cerro Negro.

(iii)	Market risk

Currency risk

Currency risk is the risk that the fair values or future cash flows of the Company’s financial instruments will fluctuate because of changes in foreign currency exchange rates. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2013.

The Company is exposed to currency risk through financial assets and liabilities, and deferred income tax assets and liabilities denominated in currencies other than US dollars (“the foreign currencies”).

During the three and six months ended June 30, 2013, the Company recognized a net foreign exchange loss of $25 million and $23 million, respectively (three and six months ended June 30, 2012 – net loss of $8 million and net gain of $1 million, respectively). Based on the Company’s net exposures (other than those relating to taxes) at June 30, 2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $11 million increase or decrease in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2013, the Company recognized a net foreign exchange loss of $78 million and $58 million in income tax expense on income taxes receivable/(payable) and deferred taxes, respectively (three and six months ended June 30, 2012 – net loss of $54 million and $3 million, respectively). Based on the Company’s net exposures relating to taxes at June 30,

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

2013, a 10% depreciation or appreciation of the foreign currencies against the US dollar would have resulted in an approximate $164 million decrease or increase in the Company’s after-tax net earnings, respectively.

During the three and six months ended June 30, 2013, and in accordance with its Risk Management Policy, the Company entered into Canadian dollar and Mexican peso forward and option contracts to purchase and sell the respective foreign currencies at pre-determined US dollar amounts. These contracts were entered into to normalize operating expenses incurred by the Company’s foreign operations as expressed in US dollar terms.

Interest rate risk

Interest rate risk is the risk that the fair values and future cash flows of the Company will fluctuate because of changes in market interest rates. The Company is exposed to interest rate risk primarily on its outstanding borrowings, its share of the Pueblo Viejo project financing and credit facility, and its cash and cash equivalents, money market investments, certain short-term credit facilities and interest-bearing receivables.

There has been no significant change in the Company’s exposure to interest rate risk, and there has been no change to its objectives and policies for managing these risks during the three and six months ended June 30, 2013.

Price risk

Price risk is the risk that the fair value or future cash flows of the Company’s financial instruments will fluctuate because of changes in market prices. The Company has a policy not to hedge gold sales. In accordance with the Company’s Risk Management Policy, the Company may hedge up to 50% and 30% of its by-product base metal sales volume over the next fifteen months and subsequent sixteen to twenty-seven months, respectively, to manage its exposure to fluctuations in base metal prices. There has been no change in the Company’s objectives and policies for managing this risk during the three and six months ended June 30, 2013.

Profitability of the Company depends on metal prices for gold, silver, copper, lead and zinc. Gold, silver, copper, lead and zinc prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world. A 10% increase or decrease in metal prices would result in a $72 million and $158 million increase or decrease in the Company’s after-tax net earnings for the three and six months ended June 30, 2013, respectively.

The Company holds certain investments in available-for-sale equity securities which are measured at fair value, being the closing share price of each equity investment, at the balance sheet date. The Company is exposed to changes in share prices which would result in gains and losses being recognized in other comprehensive income.

OTHER RISKS AND UNCERTAINTIES

There were no significant changes to the Company’s exposure to risks and other uncertainties, including risks relating to the Company’s foreign operations and environmental regulation, as described in the 2012 year end MD&A during the three and six months ended June 30, 2013 other than as follows:

Government Regulation

Province of Santa Cruz, Argentina

On June 13, 2013, the Province of Santa Cruz passed amendments to the Provincial Tax Code and Provincial Tax Law, which imposes a new tax on mining real estate property in the Province. The tax will amount to 1% of the value of the economically viable reserves of mining projects as indicated in feasibility studies filed with the Province or as published in a corporation’s annual financial statements. The new law came into force on July 5, 2013. There are a number of uncertainties surrounding the scope, calculation and enforcement of the tax and the mining industry is waiting for publication of regulations detailing these matters. It is expected that the tax will be

GOLDCORP  |  47

Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

payable annually by the Company’s Cerro Negro project, which is currently under construction. The Company, as well as potentially other mining companies operating in the Province of Santa Cruz, plans to challenge the constitutionality and legality of the new tax law.

Mexico

During the first quarter of 2013, the Mexican government introduced a bill which proposes a 5% tax-deductible mining duty calculated on an operating mine’s taxable income before the deduction of interest, taxes, depreciation and amortization. The bill is progressing through the Mexican legislative process and is currently ready for discussion at the level of the Mexican Senate. The senate has not yet approved the proposal and is expected to review it during the next session scheduled for September 2013. If approved, the new mining duty would be applicable on a prospective basis and would therefore affect future earnings from the Company’s mining operations in Mexico.

Dominican Republic

On May 8, 2013, the Government and PVDC entered a non-binding memorandum of understanding which provided in general terms that the respective parties would attempt to finalize an agreement which would resulting in bringing forward payments to the government into the early years of the project but resulting in no more than a $1.5 billion impact on the modeled net present value of the project, assuming a $1,600 per ounce gold price, and that would impose an alternate minimum tax structure. Talks to finalize such an agreement continue in a constructive manner, but to-date the parties have not finalized the agreement. The overall impact of such an agreement on the profitability and operations of the mine cannot yet be ascertained beyond the general parameters outlined in the memorandum of understanding.

On April 4, 2013, the main opposition party in the Dominican Republic introduced a bill in the Chamber of Deputies that would establish a windfall profit tax on PVDC. To the Company’s knowledge, no further action has been taken by the Chamber of Deputies with respect to this bill.

On March 13, 2013, customs authorities in the Dominican Republic prevented PVDC from exporting a shipment of gold and silver from the Pueblo Viejo mine. The shipment was subsequently released and shipped out of the Dominican Republic on March 18, 2013. In late March and early April 2013, PVDC was informed of certain additional requirements that will apply to shipments of gold and silver from the Pueblo Viejo mine. PVDC is complying with these new measures.

Other Risks

Ejido Land Claims

Article 27 of the Mexican Constitution and subsequent legislation established the “ejido” and communal landholding as forms of land tenure in Mexico. There are eleven ejido communities in the vicinity of the Company’s Mexican mining operations and ejido lands cover all of the lands used by the Company for its current mining operations at its Peñasquito, Los Filos and El Sauzal mines. The Company enters into temporary occupation agreements ranging from 5 to 30 years with the ejido communities which allow the Company to use the surface of the lands for its mining operations. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or amend existing agreements. Failure to reach agreement may cause delays to operations and projects, and on occasion, lead to litigation.

OUTSTANDING SHARE DATA

As of July 24, 2013, there were 812 million common shares of the Company issued and outstanding and 18 million stock options outstanding which are exchangeable into common shares at exercise prices ranging between C$16.87 per share to C$48.72 per share.

BASIS OF PREPARATION

The Company’s unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting (“IAS 34”) as issued by the IASB. Accordingly, certain disclosures included in annual financial statements

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

prepared in accordance with IFRSs as issued by the IASB have been condensed or omitted and the Company’s unaudited condensed interim consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements for the year ended December 31, 2012.

The accounting policies applied in preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in the Company’s consolidated financial statements for the year ended December 31, 2012, with the exception of the application of certain new and amended IFRSs issued by the IASB, which were effective from January 1, 2013. Those new and revised IFRSs which had a significant impact on the Company’s unaudited condensed interim consolidated financial statements are described in note 3 to the Company’s unaudited condensed interim consolidated financial statements. Note 3 includes reconciliations of the Company’s unaudited condensed interim consolidated balance sheets, unaudited condensed interim consolidated statements of (loss) earnings and comprehensive (loss) income and unaudited condensed interim consolidated statements of cash flows for the 2012 comparative periods which were previously disclosed in the Company’s consolidated financial statements.

CRITICAL JUDGEMENTS AND ESTIMATES

The Company’s management makes judgements in its process of applying the Company’s accounting policies in the preparation of its unaudited condensed interim consolidated financial statements. In addition, the preparation of the financial data requires that the Company’s management make assumptions and estimates of effects of uncertain future events on the carrying amounts of the Company’s assets and liabilities at the end of the reporting period and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting effects on the carrying amounts of the Company’s assets and liabilities are accounted for prospectively. The critical judgements and estimates applied in the preparation of the Company’s unaudited condensed interim consolidated financial statements are consistent with those applied and disclosed in notes 5 and 6 to the Company’s audited consolidated financial statements for the year ended December 31, 2012. Additional significant judgements and estimates applied to the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2013 are disclosed in note 7 to the Company’s unaudited condensed interim consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

Application of new and revised accounting standards

The Company has applied the following new and revised IFRSs in these unaudited condensed interim consolidated financial statements and the Company has restated the 2012 comparative periods, where applicable, accordingly.

Effective from January 1, 2013, IFRS 10 – Consolidated Financial Statements (“IFRS 10”) supersedes SIC 12 – Consolidation – Special Purpose Entities and the requirements relating to consolidated financial statements in IAS 27 – Consolidated and Separate Financial Statements. Concurrent with the issuance of IFRS 10, the IASB issued IFRS 11 – Joint Arrangements (“IFRS 11”) and IFRS 12 – Disclosure of Interests in Other Entities (“IFRS 12”) and reissued IAS 27 – Separate Financial Statements and IAS 28 – Investments in Associates and Joint Ventures.

Consolidation

IFRS 10 establishes control as the basis for an investor to consolidate its investees and defines control as an investor’s power over an investee with exposure, or rights, to variable returns from the investee and the ability to affect the investor’s returns through its power over the investee.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Joint arrangements

IFRS 11 supersedes IAS 31 – Interests in Joint Ventures and SIC 13 – Jointly Controlled Entities – Non-Monetary Contributions by Venturers. Under IFRS 11, joint arrangements are classified as joint operations or joint ventures based on the rights and obligations of the parties to the joint arrangements. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (“joint operators”) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (“joint venturers”) have rights to the net assets of the arrangement. IFRS 11 requires that a joint operator recognize its portion of assets, liabilities, revenues and expenses of a joint arrangement, while a joint venturer recognizes its investment in a joint arrangement using the equity method.

Disclosure of interests in other entities

IFRS 12 combines and enhances the disclosure requirements for the Company’s subsidiaries, joint arrangements, associates and unconsolidated structured entities. The requirements of IFRS 12 include enhanced reporting of the nature of risks associated with the Company’s interests in other entities, and the effects of those interests on the Company’s consolidated financial statements.

As a result of the application of these standards, the Company’s 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company’s consolidated financial statements, has been classified as an investment in an associate and is accounted for using the equity method, with the Company’s share of net earnings (losses) and net assets separately disclosed in the unaudited condensed interim consolidated statements of (loss) earnings and consolidated balance sheets, respectively.

The Company has accounted for this change in consolidation retrospectively using the transitional requirements of IFRS 10 and the Company has restated the 2012 comparative periods accordingly. A reconciliation of the Company’s 2012 comparative periods, as previously disclosed, to the 2012 comparative periods disclosed in these unaudited condensed interim consolidated financial statements is as follows:

Condensed Interim Consolidated Balance Sheets:

At January 1, 2012
	As previously reported	Adjustment	As presented

Current assets	$2,950	$(139)	$2,811

Mining interests – Owned by subsidiaries	22,673	(424)	22,249

Mining interests – Investments in associates	1,536	404	1,940

Other non-current assets	2,215	(69)	2,146

Total assets	$29,374	$(228)	$29,146

Total liabilities	$(7,889)	$228	$(7,661)

Net assets	$21,485	$-	$21,485

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

At December 31, 2012
	As previously reported	Adjustment	As presented

Current assets	$2,528	$(333)	$2,195

Mining interests – Owned by subsidiaries	24,279	(377)	23,902

Mining interests – Investments in associates	2,088	575	2,663

Other non-current assets	2,317	(98)	2,219

Total assets	$31,212	$(233)	$30,979

Total liabilities	$(8,283)	$233	$(8,050)

Net assets	$22,929	$-	$22,929

Condensed Interim Consolidated Statements of Earnings and Comprehensive Income:

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	As previously reported	Adjustment	As presented	As previously reported	Adjustment	As presented

Revenues	$1,113	$(32)	$1,081	$2,462	$(170)	$2,292

Earnings from mine operations	494	(3)	491	1,126	(54)	1,072

Share of net losses of associates	(17)	-	(17)	(39)	36	(3)

Earnings before taxes	396	(1)	395	973	(16)	957

Net earnings	$268	$-	$268	$747	$-	$747

Other comprehensive loss, net of tax	(28)	-	(28)	(11)	-	(11)

Total comprehensive income	$240	$-	$240	$736	$-	$736

Condensed Interim Consolidated Statements of Cash Flows:

	Three Months Ended June 30, 2012			Six Months Ended June 30, 2012
	As previously reported	Adjustment	As presented	As previously reported	Adjustment	As presented

Net earnings	$268	$-	$268	$747	$-	$747

Share of net losses of associates	17	-	17	39	(36)	3

Other	269	(44)	225	90	9	99

Net cash provided by operating activities	$554	$(44)	$510	$876	$(27)	$849

Net cash used in investing activities	$(620)	$5	$(615)	$(947)	$8	$(939)

Net cash used in financing activities	$(107)	$-	$(107)	$(210)	$-	$(210)

Fair value measurement

IFRS 13 – Fair Value Measurement (“IFRS 13”) defines fair value and sets out a single framework for measuring fair value which is applicable to all IFRSs that require or permit fair value measurements or disclosures about fair value measurements. IFRS 13 requires that when using a valuation technique to measure fair value, the use of relevant observable inputs should be maximized while unobservable inputs should be minimized. The Company has applied IFRS 13 on a prospective basis, commencing January 1, 2013.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

Employee benefits

A revised IAS 19 – Employee Benefits (“IAS 19”) has introduced significant changes to the accounting for defined benefit plans and other employee benefits. The amendments include elimination of the options to defer or recognize actuarial gains and losses in full in profit or loss and instead mandate the immediate recognition of all actuarial gains and losses in other comprehensive income. The amended IAS 19 also requires calculation of net interest on the net defined benefit liability or asset using the discount rate used to measure the defined benefit obligation.

In addition, other changes incorporated into the amended standard include changes made to the date of recognition of liabilities for termination benefits, and changes to the definitions of short-term employee benefits and other long-term employee benefits which may impact on the classification of liabilities associated with those benefits.

The Company has adopted these amendments retrospectively; however, these amendments to IAS 19 did not have a significant impact on the Company’s unaudited condensed interim consolidated financial statements.

Stripping costs in the production phase of a surface mine

IFRIC 20 – Stripping Costs in the Production Phase of a Surface Mine (“IFRIC 20”) clarifies the requirements for accounting for the costs of stripping activity in the production phase when two benefits accrue: (i) usable ore that can be used to produce inventory; and (ii) improved access to further quantities of material that will be mined in future periods. The Company has applied IFRIC 20 on a prospective basis in compliance with the transitional requirements of IFRIC 20. The application of IFRIC 20 did not result in an adjustment to the Company’s unaudited condensed interim consolidated financial statements.

Financial statement presentation

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”), effective for annual periods beginning on or after July 1, 2012, require an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately.

CHANGES IN ACCOUNTING STANDARDS NOT YET EFFECTIVE

Financial instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments (“IFRS 9”) which will be effective for annual periods commencing on or after January 1, 2015. IFRS 9 is intended to reduce the complexity for the classification and measurement of financial instruments. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Levies imposed by governments

In May 2013, the IASB issued IFRIC 21 – Levies (“IFRIC 21”), an interpretation of IAS 37 – Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact the final interpretation is expected to have on its consolidated financial statements.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

OUTLOOK

For 2013, the Company expects to produce between 2.55 and 2.80 million ounces of gold at a total cash cost of $525 to $575 per ounce on a by-product basis. On a co-product basis, the Company is forecasting total cash costs between $700 to $750 per ounce of gold. Cash costs are expected to rise from 2012 levels primarily due to industry-wide cost inflation and the impacts of lower grades and by-product production at Peñasquito in 2013.

Assumptions used to forecast total cash costs for 2013 include by-product metal prices of $30.00 per ounce silver; $3.50 per pound copper; $0.90 per pound zinc; $0.90 per pound lead; an oil price of $100.00 per barrel; and the Canadian dollar and Mexican peso at $1.00 and $12.75, respectively, to the US dollar. All-in sustaining costs, on a by-product basis, are expected to be between $1,000 – $1,100 per ounce as Pueblo Viejo ramps up operations. Gold equivalent ounces production of 3.5-4.0 million ounces is also forecasted.

Capital expenditures for 2013 are forecast at approximately $2.6 billion of which approximately 60% is allocated to projects and 40% to operations. Exploration expenditures in 2013 are expected to amount to approximately $200 million, of which approximately one third is expected to be expensed. Goldcorp’s primary focus will remain on the replacement of reserves mined and on extending existing gold zones at all of its prospective mines and projects. Corporate administration expense, excluding share-based compensation, is forecast at $164 million for 2013. Depreciation, depletion and amortization expense is expected to be approximately $335 per ounce of gold sold. The Company expects an overall effective tax rate of 29% for 2013.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, has evaluated the effectiveness of the Company’s disclosure controls and procedures. Based upon the results of that evaluation, the Company’s President and Chief Executive Officer and Executive Vice President and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company’s disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and is accumulated and communicated to management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s internal control over financial reporting includes policies and procedures that:

•	pertain to the maintenance of records that accurately and fairly reflect, in reasonable detail, the transactions and dispositions of assets of the Company;

•

provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and that the Company’s receipts and expenditures are made only in accordance with authorizations of management and the Company’s Directors; and

•

provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the Company’s consolidated financial statements.

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

There has been no change in the Company’s internal control over financial reporting during the three and six months ended June 30, 2013 that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Limitations of Controls and Procedures

The Company’s management, including the President and Chief Executive Officer and Executive Vice President and Chief Financial Officer, believes that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any control system also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This report contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by

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Second Quarter Report – 2013

(in United States dollars, tabular amounts in millions, except where noted)

such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Goldcorp’s Annual Information Form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CAUTIONARY NOTE REGARDING RESERVES AND RESOURCES

Scientific and technical information contained in this MD&A was reviewed and approved by Maryse Belanger, P.Geo., Senior Vice-President, Technical Services for Goldcorp, and a “qualified person” as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”). All mineral reserves and mineral resources have been calculated in accordance with the standards of the Canadian Institute of Mining, Metallurgy and Petroleum and NI 43-101, or the AusIMM JORC equivalent. All mineral resources are reported exclusive of mineral reserves and mineral resources which are not mineral reserves do not have demonstrated economic viability. Information on data verification performed on the mineral properties mentioned in this MD&A that are considered to be material mineral properties to the Company are contained in Goldcorp’s Annual Information Form for the year ended December 31, 2012 and the current technical report for those properties, all available at www.sedar.com.

Cautionary Note to United States investors concerning estimates of measured, indicated and inferred resources: United States investors are advised that while the terms “measured”, “indicated” and “inferred” resources are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. “Inferred mineral resources” have a great amount of uncertainty as to their existence, and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

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